BROOKFIELD OFFICE PROPERTIES INC.

RENEWAL ANNUAL INFORMATION FORM

March 30, 2012

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

Notes Regarding This AIF	1
Note Regarding Financial Information	1
Forward-Looking Statements	1
Corporate Structure	2
Name, Address and Incorporation	2
Intercorporate Relationships and History	2
General Development of the Business	5
Acquisitions and Dispositions	5
Development	7
Financings and Refinancings	7
Equity	8
Business of Brookfield Office Properties	10
Overview	10
Commercial Property Operations	10
Business Strategy	10
Investment Strategy	11
Commercial Development	11
Prudent and Flexible Capital Plan	12
Primary Markets and Properties	14
Service Businesses	33
Employees	33
Environmental Protection	33
Company and Real Estate Industry Risks	33
Dividends and Dividend Policy	44
Description of Capital Structure	45
General Description of Capital Structure	45
Ratings	45
Market for Securities	47
Directors and Officers	51
Directors	51
Officers	52
Share Ownership	53
Legal Proceedings	53
Interest of Management and Others in Material Transactions	53
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53
Auditors, Transfer Agent and Registrar	53
Audit Committee Information	54
Relevant Education and Experience	54
Pre-Approval Policies and Procedures	54
External Auditor Service Fees (By Category)	55
Additional Information	55

Appendix A – Subsidiaries	56
Appendix B – Commercial Properties by Region	59
Appendix C – Summary of Terms and Conditions of Authorized Securities	62
Appendix D – Audit Committee Charter	92

Notes Regarding this AIF

In this Annual Information Form (“AIF”), “BPO”, “Brookfield Office Properties”, “we”, “us” and “our” refers to Brookfield Office Properties Inc. and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

Note Regarding Financial Information

Financial data included in this AIF has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar references, unless otherwise stated, are in U.S. dollars. Amounts in Canadian dollars are identified as “C$” and amounts in Australian dollars are identified as “A$”. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2011.

Forward-Looking Statements

Certain statements contained in the “General Development of the Business” and “Business of Brookfield Office Properties” sections of this AIF constitute forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “potential”, “continue”, “should”, “would”, “could”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BPO to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by us with the securities regulators in Canada and the United States, including in this AIF under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks.” We undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Brookfield Office Properties Inc. was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles were restated on September 5, 2002 and since then have been amended from time to time to change our capital structure, to adjust the number of directors on our Board of Directors and to change our name.

On July 30, 2010, we began operating under the name “Brookfield Office Properties” and changed our name to “Brookfield Office Properties Inc.” on May 4, 2011 following receipt of shareholder approval at our 2011 shareholder meeting. During the course of our history, we have made the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989), Brookfield Properties Corporation (May 1996) and Brookfield Office Properties Inc. (May 2011).

Our registered office is P.O. Box 770, Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

Intercorporate Relationships and History

Our principal subsidiaries and the cities where they own properties are set out below. All interests are 100% ownership interests unless otherwise indicated. Our principal subsidiaries and their jurisdiction of formation are listed in Appendix A hereto.

BPO has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to BPO, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978.

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In 1976, a subsidiary of BPO, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies, Trizec Corporation Ltd. The steady escalation in commercial property values over the next ten years provided the capital base to expand BPO’s residential land development and home building activities. In 1990, we made a strategic decision to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America and in 2010, we announced a strategic repositioning plan to transform ourselves into a global pure-play office property company. This plan included the acquisition of an interest in a significant portfolio of premier office properties in Australia from Brookfield Asset Management Inc. (“BAM”) in September 2010 as well as the divestment of our residential land and housing business in March 2011.

The accumulation of our assets was completed through various corporate and property purchases, including six major portfolio acquisitions:

1.	BCE Development Acquisition

In 1990, we acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc. In 1994, this interest was increased to 100%. Brookfield Place, our flagship office complex in Toronto, was acquired in this transaction.

2.	Olympia & York (U.S.A.) Acquisition

On November 21, 1996, we completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan and 53 State Street in Boston. From 1997 to 2003, we acquired further interests in Brookfield Financial Properties L.P. gradually increasing our holdings to our current interest of approximately 99.4%.

3.	Gentra Acquisition

On September 30, 1997, we completed the acquisition of a 43% interest in BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPP”, formerly Gentra Inc. and Royal Trustco Limited) and from 1997 to 2003, we increased our ownership to 89% through a series of private transactions, share repurchases, consolidations and issuances by BPP. In May 2010, BPP was converted into a real estate investment trust (“REIT”) named Brookfield Office Properties Canada (“BOX”). Following this transaction, our ownership interest in BPP increased to 100% and our ownership interest in BOX was approximately 90%. We subsequently sold down a portion of our interest in BOX in November 2010 and we currently have an economic interest in BOX of approximately 83.3%. We serve as property and asset manager for BOX.

4.	Trizec Western Canada Acquisition

In June 2000, we acquired, through BPP, a Western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. The portfolio included the flagship Bankers Hall East and West Towers in Calgary.

5.	O&Y REIT Acquisition

In October and November of 2005, through BPP, we completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust consisting of 27 office buildings and one development site in five Canadian cities. The portfolio was acquired by a consortium of institutional investors, led and managed by us investing directly through property level joint ventures (collectively, the “Canadian Office Fund”). BPP provided 25% of the equity and serves as property and asset manager for the Canadian Office Fund.

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6.	Trizec Properties Acquisition

In October 2006, we acquired Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties. The portfolio was acquired in a joint venture (the “Joint Venture”) involving a consortium of institutional investors, led and managed by us, investing through direct and indirect investment vehicles (collectively, the “U.S. Office Fund”) and The Blackstone Group, a New York-based private equity firm (“Blackstone”). The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets, including New York City, Washington, D.C. and Los Angeles. The U.S. Office Fund invested approximately $1.4 billion into the transaction (with our equity investment being approximately $857 million) and Blackstone invested approximately $507 million in the transaction. Under the terms of the joint venture agreement, Blackstone held an option, commencing in January 2011, to put its interest in the venture in exchange for certain properties. On August 9, 2011, Blackstone exercised its option, redeeming its interest in the venture in exchange for 18 properties. Simultaneous with the exercise of the option, Blackstone retired its share of the joint venture debt and assumed the property-specific debt on the properties that it acquired.

7.	Australian Acquisition

In September 2010, we completed the acquisition of an interest in an Australian portfolio of premier office properties from BAM for an investment of $1.4 billion. The acquisition included interests in 18 Australian office properties in Sydney, Melbourne and Perth encompassing eight million square feet. The portfolio included the landmark properties Darling Park in Sydney and City Square in Perth.

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GENERAL DEVELOPMENT OF THE BUSINESS

The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. A number of these events and conditions are discussed in greater detail under the headings “Corporate Structure – Intercorporate Relationships and History” and “Business of Brookfield Office Properties”.

Acquisitions and Dispositions

On August 11, 2009, we announced our participation in a $4 billion investor consortium dedicated to investing in or acquiring underperforming real estate (the “Investor Consortium”). In addition to us and BAM, the participants in the Investor Consortium consisted of a number of institutional real estate investors who each allocated between $300 million and $1 billion to the Investor Consortium.

On December 30, 2009, we announced that we had entered into a joint venture partnership with Edge Fund Advisors (“Edge”) on the 1625 Eye St., NW office property in Washington, D.C. In joining the venture, Edge assumed a 90% common membership interest in the building by contributing $203.4 million, or $587 per leasable square foot, and we maintained a 10% common membership interest as well as a preferred interest in the venture and retained property management and leasing responsibilities at the building.

On December 30, 2009, we also announced that we had sold One Bethesda Center, a 179,000 square foot building in Bethesda, MD to JBG Associates, LLC for $71 million or $418 per square foot.

In the fourth quarter of 2009, we established an operational platform in San Francisco. Through an agreement with BAM, we began operational and leasing oversight of 333 Bush Street, a property that the Brookfield Real Estate Finance Fund took title to through a foreclosure procedure.

On May 13, 2010, we purchased the remaining equity interest in 77 K Street, Washington, D.C. from our 50% partner in the venture for $38.6 million or $237 per square foot.

In May 2010, we converted our subsidiary BPP into a premier Canadian office REIT named Brookfield Office Properties Canada. The transaction included the sale of Bay Wellington Tower from BPO to the REIT.

On September 28, 2010, we completed the acquisition of an interest in an Australian portfolio of premier office properties from BAM for an investment of A$1.6 billion. The acquisition included interests in 18 Australian office properties in Sydney, Melbourne and Perth. In the fourth quarter of 2010, we also acquired an option to purchase an interest in a property adjacent to the City Square development site in Perth, Australia from BAM.

On November 23, 2010, we sold our interests in Canadian Western Bank Place and Enbridge Tower in Edmonton, Alberta for a gross sale price of C$169.6 million, resulting in a loss of approximately $1 million for our 25% interest in these buildings.

On November 30, 2010, we completed the sale of 6,820,000 trust units of BOX to a syndicate of underwriters at a purchase price of C$22 per unit. The gross proceeds raised by us from the sale were C$150,040,000.

On December 2, 2010, we announced that we had acquired the office building at 650 Massachusetts Avenue, NW in Washington, D.C. from Washington Television Center LLC for $113 million. 650 Massachusetts Avenue, NW is an eight-story office building containing 313,000 rentable square feet and a four-story parking garage.

On December 9, 2010, we announced that we had acquired Heritage Plaza in Houston, Texas from Goddard Investment Group LLC for $321.5 million. The acquisition was financed using our available liquidity and a $200 million fixed rate, 4.97% loan maturing in January 2023. Heritage Plaza is a 53-story, 1.2-million square foot office tower in Houston’s central business district.

On December 10, 2010, we announced that we had sold 1225 Connecticut Avenue, NW, an eight-story property containing 240,000 rentable square feet in Washington, D.C. to the World Bank for $216 million.

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On December 23, 2010, we sold 1250 23rd Street in Washington D.C. for $40 million.

In the first quarter of 2011, we sold a 49% interest in Heritage Plaza, Houston, to an institutional investment fund for approximately $60 million.

On March 31, 2011, we combined our U.S. residential land development business (“BPO Residential”) with Brookfield Homes Corporation to form Brookfield Residential Properties Inc. (“BRPI”), a diversified North American residential land and housing company with $2.5 billion of assets and an equity value of approximately $1 billion.

On June 24, 2011, we announced that we had sold 1400 Smith Street in Houston to full-building tenant Chevron for $340 million. We acquired 1400 Smith Street in 2006 for $120 million.

In July 2011, we acquired an interest in Southern Cross West Tower, a 20-story, 495,000 square foot office tower in Melbourne’s central business district (“CBD”), and BankWest Tower, a 52-story, 423,000 square foot office tower in in Perth’s CBD. The acquisitions were at a total price of AUD$250 million and were made through Brookfield Prime Property Fund (“BPPF”), in which BPO has a 73% interest.

In the third quarter of 2011, we acquired a 75% interest in 450 West 33rd Street in Manhattan through a joint venture with Broadway Partners valued at approximately $520 million. The 1.8-million-square-foot office building is directly adjacent to our 5.4-million-square-foot Manhattan West development site on 9th Avenue.

In August 2011, Blackstone exercised its call option on 18 of the office assets it managed in the Joint Venture in exchange for 100% of its interests in the 38 office assets that we manage. Simultaneous with the exercise of the call option, Blackstone retired its share of the joint venture debt and assumed the property-specific debt on its managed assets.

On September 12, 2011, we announced that we had purchased the Three Bethesda Metro Center, a 17-story, 368,400 square foot office building directly adjacent to the Bethesda Metro Station in Bethesda, Maryland from The Meridian Group for $150.1 million.

On October 19, 2011, we announced that we had sold the Newport Tower office building in Jersey City, New Jersey to Multi-Employer Property Trust for $377.5 million.

On October 31, 2011, we purchased an additional 49% interest in Four World Financial Center in New York for $264 million increasing our ownership of the building to 100%.

On December 9, 2011, we announced that we acquired, together with an investment consortium, 1801 California Street in Denver, Colorado from PSEG Energy Holdings for $215 million. 1801 California Street is a 54-story, Class A office building containing 1.4 million rentable square feet and more than 1,500 parking spaces.

On December 21, 2011, we announced that we sold 53 State Street in Boston, Massachusetts for $610 million.

In 2011, we increased our interest in the U.S. Office Fund to approximately 84%.

On March 8, 2012, we, together with our Canadian Office Fund partners, sold the Altius Centre office building in downtown Calgary for C$179.8 million. Altius Centre was our last remaining Canadian office investment held outside of BOX.

On March 15, 2012, we announced that we had entered into an agreement to acquire Bow Parkade, a seven-story public parking facility located on a half city block in downtown Calgary for C$90 million. Our Herald Site development property is located on the other half of the block and the entire block will now be able to accommodate approximately 2.8 million square feet of new development.

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Development

On September 16, 2009, we officially opened Bay Adelaide Centre, a 51-story, 1.2 million square foot office tower in Toronto, Ontario. Bay-Adelaide Centre is the first development built to achieve a LEED Gold Standard and the first major development in Toronto’s financial district in 17 years.

On September 23, 2009, we announced that, along with our ownership partners, we will thoroughly renovate First Canadian Place, including a total recladding of the building’s exterior with laminated glass spandrel panels replacing the existing white marble. The project is seeking LEED Gold certification and is expected to be complete by the end of 2012.

On March 31, 2010, we announced that we had entered into a joint venture with Great Portland Estates, a United Kingdom based REIT, to acquire a 50% ownership interest in the 100 Bishopsgate partnership for $64 million. 100 Bishopsgate is a strategically located development opportunity in the heart of the City of London, close to the popular Liverpool Street Station. Current plans envision development of an 820,000 square foot, 40-story landmark tower which will redefine London’s skyline. Under the terms of the joint venture agreement, we will manage construction and development, including the initial lease-up of the new properties, which will be designed and built to the same best-in-class standards as our recently developed office buildings in North America.

On June 16, 2011, we announced plans for a $250 million renovation of the retail areas of the World Financial Center in Lower Manhattan. The plans include a new 600-seat dining terrace overlooking the North Cove Marina and Hudson River, a 25,000-square-foot European-style marketplace and a new double-stacked fashion corridor.

Financings and Refinancings

On June 9, 2009, we announced the completion of the refinancing of the Suncor Energy Centre in Calgary with C$370 million (our share C$220.0 million) five year first mortgage bonds, issued by one of our subsidiary companies and our joint venture partner. The financing was completed at a fixed rate of 6.379% and matures in 2014.

On December 1, 2009, we announced the completion of the refinancing of First Canadian Place in Toronto with C$310 million (C$78 million at our ownership), five-year first mortgage bonds. The financing was completed at a fixed rate of 5.367%.

On May 1, 2010, we renewed the $93.5 million loan on 77 K Street in Washington, D.C. to May 2013. The loan bears interest at LIBOR plus 3.75% and matures in May 2013.

On August 13, 2010, we refinanced Minneapolis City Center with a $100 million loan at a fixed interest rate of 3.55%. The loan has a three-year term and one 12-month extension option.

On October 14, 2010, we refinanced Bankers Court in Calgary with a C$48 million loan. The new loan has a 10-year term maturing November 1, 2020 and bears interest at 4.95% per annum.

On November 10, 2010, we refinanced 245 Park Avenue in New York with an $800 million loan ($408 million at our ownership). The new loan has a seven-year term maturing in November 2017 and bears interest at 3.88% per annum.

On December 30, 2010, we financed Three World Financial Center in New York with a $150 million loan. The loan bears interest at a fixed interest rate of 3.9% and matures in December 2013, with a one-year extension option through December 2014.

In December 2010, we also financed Heritage Plaza in Houston, Texas with a $200 million loan at a 4.97% interest rate and a 12-year term; Reston Crescent in Washington, D.C. with a $75 million loan with at a fixed interest rate of 3.2582% and a five-year term; and 1250 Connecticut Avenue in Washington, D.C. with a $53 million loan at a 5.86% interest rate and five-year term.

In January 2011, we financed 1550 and 1560 Wilson Boulevard in Washington, D.C. with a $70 million loan at an interest rate of LIBOR plus 2.50% and a 3-year term and two 12-month extension options; 1200 K Street in Washington, D.C. with a $138 million loan with an interest rate of 5.879% and a ten-year term; 1400 K Street in Washington, D.C. with a $54 million loan with an interest rate of 5.30% and a seven-year term; and Bethesda Crescent in Bethesda, Maryland with a $62 million loan with an interest rate of 5.576% and a ten-year term.

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On March 8, 2011, we renewed our $695 million revolving credit facility with a syndicate of banks through March 2014, with two one-year extension options.

On March 9, 2011 we financed 650 Massachusetts Avenue in Washington, D.C. with a $69 million loan. The loan bears interest at a rate of LIBOR plus 2.75% and has a three-year term and two 12-month extension options.

On March 15, 2011, we completed the refinancing of Queen’s Quay Terminal in Toronto for C$90 million. The new loan has a 10-year term maturing April 1, 2021 and bears interest at 5.4% per annum.

In the first quarter of 2011, we financed One Shelley Street, Sydney, with an A$193 million loan at an interest rate of BBSY plus 2.15% and five-year term.

In July 2011, our subsidiary, BOX, entered into bilateral agreements with a number of Canadian chartered banks for an aggregate revolving credit facility of C$125 million with a three-year term and one one-year extension option.

In the second quarter of 2011, we refinanced Two Allen Center, Houston, for $200 million at an interest rate of 6.45% for a seven-year term; Three Allen Center, Houston, for $165 million at an interest rate of 6.12% for a five-year term; RBC Plaza, Minneapolis, for $66 million at an interest rate of LIBOR + 2.0% for a two-year extension; and 2401 Pennsylvania Ave., Washington, DC for $30 million at an interest rate of LIBOR + 2.20% for a three-year term plus two one-year extensions.

In the second quarter of 2011, we acquired and retired $50 million of mezzanine debt on 75 State Street, Boston at a discount from face value.

In the third quarter of 2011, we completed new financings and refinancings totaling $1.1 billion including: $731 million on Australian properties for an average term of three years and an average interest rate of 7.02%; $204 million, three-year financings on two U.S. properties at an average interest rate of 2.24%; and a $165 million, 10-year financing on a Canadian property at an interest rate of 4.71%.

On January 17, 2012, we completed an offering of C$200 million principal amount of 4.30% senior unsecured notes due January 17, 2017.

Equity

In May 2009, we launched a Dividend Reinvestment Plan (“DRIP”) which allows common shareholders the opportunity to acquire additional common shares by reinvesting their dividends in lieu of a cash payment. The DRIP is available to all of our common shareholders in Canada and the U.S.

On August 21, 2009, we completed an offering of 54,625,000 common shares to a syndicate of underwriters at a purchase price of $9.50 per share. BAM concurrently purchased 54,625,000 common shares at a purchase price of $9.50 per share. The gross proceeds raised by us from the combined share issuances were approximately $1.04 billion.

On September 24, 2009, we completed an offering of 11.5 million preference shares, Series L to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were C$287.5 million.

On January 20, 2010, we completed an offering of 11 million preference shares, Series N to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were C$275 million.

On October 21, 2010, we completed an offering of 12 million preference shares, Series P to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were C$300 million.

In connection with the divestiture of BPO Residential, we distributed rights to our common shareholders which entitled them to acquire, at $10 per share, the BRPI shares that we received in exchange for our contribution of BPO Residential. This was done to allow our shareholders the opportunity to participate in the ownership of BRPI. We completed the rights offering on June 15, 2011. BAM acquired all of our shares of BRPI that were not subscribed for in the rights offering. The gross proceeds raised by us from the rights offering and the sale to BAM was $515 million.

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On September 2, 2011, we completed an offering of 10 million preference shares, Series R to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were $250 million.

On September 19, 2011, we announced that we had renewed our common share normal course issuer bid for a further one year period. During the twelve month period commencing September 22, 2011 and ending September 21, 2012, we may purchase on the Toronto Stock Exchange (“TSX”) and/or the New York Stock Exchange (“NYSE”) up to 12,584,851 common shares, representing approximately 2.5% of our issued and outstanding common shares.

In January 2012, we filed a short form base shelf prospectus with the securities regulatory authorities in all of the provinces of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission. This shelf prospectus allows us to issue up to $1 billion of Class AAA preference shares, common shares and unsecured debt securities.

On March 30, 2012, we redeemed all 6,138,022 of our outstanding class AAA Preference Shares, Series I for C$25.00 per share.

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BUSINESS OF BROOKFIELD Office Properties

Overview

BPO owns, develops and manages premier office properties in the United States, Canada and Australia. Our portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making us the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. Our common shares trade on the NYSE and TSX under the symbol “BPO”.

Commercial Property Operations

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have created one of North America’s most distinguished portfolios of office properties. Our portfolio consists of interests in 110 properties totaling 78 million square feet, including 10 million square feet of parking. Our properties as at December 31, 2011 are listed in Appendix B hereto. Our development portfolio comprises interests in 15 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia. We remain focused on the following strategic priorities:

• Realizing value from our properties through proactive leasing and select redevelopment initiatives;

• Prudent capital management including the refinancing of mature properties; and

• Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Business Strategy

Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. We attempt to stagger our lease expiry profile so that we are not faced with disproportionate amounts of space expiring in one year.

Diversified, High Credit Quality Tenants. An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants with over one million square feet of space in our portfolio by leased area and their respective credit ratings and lease commitments:

				Total
Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	(000’s Sq.Ft.)	% of Sq.Ft.(3)
Government and Government Agencies	All Markets	AA+	Various	5,330	7.8%
Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A		4,658	6.8%
Wells Fargo/Wachovia(5)	New York	AA-	2019	1,544	2.3%
CIBC World Markets(6)	NY/Toronto/Calgary	A+	2033	1,427	2.1%
Suncor Energy	Calgary	BBB+	2028	1,313	1.9%
RBC	Six Markets	AA-	2023	1,298	1.9%
Kellogg, Brown & Root	Houston	Not Rated	2030	1,268	1.9%
Bank of Montreal	Calgary/Toronto	A+	2024	1,132	1.7%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Weighted average based on square feet
(3)	Prior to considering partnership interests in partially-owned properties
(4)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, and 0.8 million square feet is in 2 WFC. The following table sets out the year of expiry and the number of square feet impacted for our leases with Bank of America/Merrill Lynch:

Year	2012	2013	2014	2015	2016	2017	Beyond
Sq. Ft.(in 000’s)	51	3,504	—	21	—	—	1,082
(5)	Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet
(6)	CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

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Proactive Leasing Strategy. Our proactive leasing strategy produced total 2011 leasing of 10.1 million square feet for our managed portfolio. Our vacancy rates are significantly below the market average in almost all of our primary markets. Our managed portfolio occupancy rate, at December 31, 2011, was 93.2%. Increasing occupancy and reducing rollover exposure allows for continued stable cashflow and low levels of capital expenditures and leasing costs.

Investment Strategy

Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for a shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate.

Expand asset management platform. We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 110 commercial office properties, 34 are wholly owned, 28 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 48 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties.

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

Commercial Development

We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at December 31, 2011:

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	11

				Owned	Total
				Interest	(000’s
Property	Region	Location	Buildings	(%)	Sq. Ft.)
Active Development
Australia
City Square	Perth, Australia	45-story City Square tower block in the heart of Perth’s business district	1	100%	926
Developments in Planning
Direct Owned
United States
Manhattan West	New York	Between 31st and 33rd Streets across from Moynihan train station	1	100%	5,400
1501 Tremont Place	Denver	One Block from Republic Plaza	1	100%	733
Block 173	Denver	One Block from Republic Plaza	1	100%	600
Reston Crescent(1)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724
1500 Smith Street(1)	Houston	Between Continental Center I and 1400 Smith Street	1	84%	500
Five Allen Center(1)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100
Allen Center Clay Street(1)	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	84%	600
			7		9,657
Canada
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250
Herald Site	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,200
300 Queen Street(2)	Ottawa	Third phase of Place de Ville project	1	25%	577
			5		4,227
Australia
City Square South	Perth, Australia	14-story tower block adjacent to City Square	1	100%	345

Jointly Controlled Entities
100 Bishopsgate	London, U.K.	Located within the central core of the City of London	1	50%	950
Developments in Planning			14		15,179

Total Development			15		16,105

(1) Represents U.S. Office Fund assets.

(2) Represents Canadian Office Fund assets.

Prudent and Flexible Capital Plan

Our strong balance sheet allows us to simultaneously pursue numerous growth initiatives including development and acquisitions.

We monitor both the amount of our leverage and the mix of our fixed/floating-rate debt to provide a more reliable stream of earnings. We regularly review various credit ratios to monitor our leverage. In order to mitigate the risk of rising interest rates, we finance our commercial properties through a combination of fixed and variable rate debt. Our optimum financing goal is to place long-term fixed rate non-recourse debt on each of our commercial properties. However, when an asset is being repositioned or released we may temporarily use a variety of short term variable rate financing facilities, including loans from BAM and its affiliates, bridge financing from financial institutions and recourse debt. In addition, from time to time, we may enter into interest rate derivative contracts in order to limit our exposure to increasing interest rates.

Depending on market conditions, we opportunistically access the public equity markets through the issuance of common or preference shares. To the extent that we believe it is necessary and efficient, we may also raise capital through a variety of other means, including, but not limited to, selling assets, entering into joint ventures or partnerships with equity providers, or a combination of these and other methods.

The details of our commercial property debt at December 31, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011(1,2)	Mortgage Details(3)
West 31st Street(4)	New York	6.00	January	2012	$105	Non-recourse, floating rate
300 Madison Avenue	New York	1.10	April	2012	8	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	54	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May	2012	110	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	July	2012	10	Non-recourse, fixed rate

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	12

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011(1,2)	Mortgage Details(3)
52 Goulburn Street	Sydney	7.82	July	2012	$58	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	20	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	8.79	November	2012	66	Non-recourse, fixed rate
World Square Retail(6)	Sydney	8.10	January	2013	60	Non-recourse, floating rate
105 Adelaide	Toronto	5.32	February	2013	21	Non-recourse, fixed rate
RBC Plaza(7)	Minneapolis	2.19	April	2013	66	Non-recourse, floating rate
Bay Wellington Tower	Toronto	6.49	April	2013	308	Non-recourse, fixed rate
KPMG Tower(6,8)	Sydney	8.27	May	2013	76	Non-recourse, fixed /floating rate
King Street Wharf Retail(6,8)	Sydney	8.08	May	2013	47	Non-recourse, fixed /floating rate
Southern Cross East Tower(6,8)	Melbourne	8.09	May	2013	219	Non-recourse, fixed /floating rate
77 K Street	Washington, D.C.	5.25	May	2013	84	Non-recourse, floating rate
Hudson’s Bay Centre(9)	Toronto	5.20	May	2013	104	Non-recourse, fixed rate
75 State Street	Boston	4.75	June	2013	248	Non-recourse, floating rate
Bethesda Metro Center	Washington, D.C.	6.60	June	2013	114	Non-recourse, fixed rate
Waterview	Washington, D.C.	7.00	September	2013	4	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	158	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	94	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	157	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard	Washington, D.C.	2.87	January	2014	70	Non-recourse, floating rate
Jean Edmonds Tower(5)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	106	Non-recourse, fixed rate
650 Massachusetts	Washington, D.C.	3.01	March	2014	68	Non-recourse, floating rate
Republic Plaza	Denver	5.14	April	2014	154	Non-recourse, fixed rate
2401 Pennsylvania Avenue	Washington, D.C.	2.43	May	2014	29	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	4.39	May	2014	45	Non-recourse, fixed rate
Sunrise Tech Park	Washington, D.C.	4.39	May	2014	29	Non-recourse, fixed rate
601 Figueroa	Los Angeles	4.39	May	2014	195	Non-recourse, fixed rate
Landmark Square	Los Angeles	4.39	May	2014	65	Non-recourse, fixed rate
500 Jefferson	Houston	4.39	May	2014	20	Non-recourse, fixed rate
Continental Center I	Houston	4.39	May	2014	141	Non-recourse, fixed rate
Continental Center II	Houston	4.39	May	2014	27	Non-recourse, fixed rate
One Allen Center	Houston	4.39	May	2014	119	Non-recourse, fixed rate
City Square(4)	Perth	6.23	June	2014	419	Non-recourse, floating rate
Brookfield Prime Fund pool debt(7)	Various	6.65	June	2014	533	Non-recourse, floating rate
Suncor Energy Centre	Calgary	6.38	June	2014	205	Non-recourse, fixed rate
33 South Sixth Street(7)	Minneapolis	2.98	August	2014	97	Non-recourse, floating rate
2000 L Street	Washington, D.C.	2.14	August	2014	98	Non-recourse, floating rate
Bank of America Plaza	Los Angeles	5.31	September	2014	230	Non-recourse, fixed rate
Silver Springs Metro Plaza	Washington, D.C.	2.34	September	2014	103	Non-recourse, floating rate
235 St. George Terrance	Perth	7.06	September	2014	46	Non-recourse, fixed/floating rate
Two World Financial Center	New York	9.00	October	2014	174	Non-recourse, fixed rate
Three World Financial Center	New York	3.00	December	2014	143	Non-recourse, floating rate
2001 M Street	Washington, D.C.	5.25	December	2014	44	Non-recourse, fixed rate
First Canadian Place(5)	Toronto	5.37	December	2014	72	Non-recourse, fixed rate
Mezzanine Financing	Various	5.80	January	2015	197	Non-recourse, floating rate
One and Two Reston Crescent	Washington, D.C.	1.99	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue	Washington, D.C.	5.86	January	2016	53	Non-recourse, fixed rate
One Shelley Street(8)	Sydney	7.50	January	2016	194	Non-recourse, fixed/floating rate
One New York Plaza	New York	5.50	March	2016	386	Non-recourse, fixed rate
Three Allen Center	Houston	6.12	May	2016	165	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(10)	Various	8.50	October	2016	310	Non-recourse, fixed rate
1801 California Street	Denver	3.53	December	2016	139	Non-recourse, floating rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	838	Non-recourse, fixed rate
2 Queen Street East(5)	Toronto	5.64	December	2017	28	Non-recourse, fixed rate
Altius Centre(5)	Calgary	5.64	December	2017	20	Non-recourse, fixed rate
1400 K Street	Washington, D.C.	5.30	February	2018	51	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Two Allen Center	Houston	6.45	May	2018	205	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.85	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50	January	2019	87	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	Non-recourse, fixed rate
Bankers Court	Calgary	4.96	November	2020	46	Non-recourse, fixed rate

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	13

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011(1,2)	Mortgage Details(3)
Bethesda Crescent	Washington, D.C.	5.58	February	2021	$59	Non-recourse, fixed rate
1200 K Street	Washington, D.C.	5.88	February	2021	131	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	5.40	April	2021	86	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71	August	2021	170	Non-recourse, fixed rate
Bay Adelaide Centre	Toronto	4.39	December	2021	393	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	200	Non-recourse, fixed rate
Jean Edmonds Tower(5)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	151	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Property Debt		5.81			10,464
Corporate
$660M Corporate Revolver	―	2.40	March	2014	264	Recourse, floating rate
C$125M Canadian Corporate Revolver(3)	―	3.28	June	2014	117	Non-recourse, floating rate
Total Corporate		2.67			381
Total Commercial Property Debt		5.70			$10,845

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $70 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Development debt
(5)	Canadian Office Fund debt
(6)	Represents liability payable to BAM or a subsidiary of BAM
(7	Represents commercial property debt related to assets held for sale. Brookfield Prime Fund pool debt of $47 million relates to Defence Plaza which is held for sale
(8)	These debt balances are floating but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(9)	Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met

(10) Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund which is secured by a limited partner interest in the Fund

Primary Markets and Properties

The following is a brief overview of the commercial property markets in which we operate as of the date of this AIF and includes discussion of management’s expectations with respect to certain markets which, by its nature, contains certain forward-looking statements. Forward-looking statements require us to make certain assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please refer to the sections “Forward-looking Statements” and “Business of Brookfield Office Properties – Company and Real Estate Industry Risks” for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section.

The term “BPO Direct” refers to those properties which are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of BPO. See “Business of Brookfield Office Properties — Commercial Property Operations — Investment Strategy” for a description of our interest in our funds. References to “BPPF” refer to our 73.8% controlling interest in Brookfield Prime Property Fund, an entity that holds direct ownership interests in certain of the properties in our Australian portfolio. Total area includes commercial office, retail, storage and parking.

The following overview includes references to various classes of properties in some of our markets. These classes represent a subjective quality rating of buildings which indicates the competitive ability of each building to attract similar types of tenants. A combination of factors, including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception, are used as relative measures. The difference between each of these classifications varies by market and Class B and C buildings are generally classified relative to Class A buildings. There is no definitive formula for classifying a building, but the general characteristics of each are as follows:

•	Class A: Most prestigious buildings competing for premier office tenants with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, very strong accessibility and a clear market presence. “Class AA” is also used in certain markets to refer to premium buildings at the top end of the Class A category.

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•	Class B: Buildings competing for a wide range of tenants with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings rent for less than Class A buildings.

•	Class C: Buildings competing for tenants requiring functional space at rents below the average for the area and the buildings rent for less than both Class A and Class B buildings.

This rating system is broadly used in the commercial real estate industry.

Manhattan, New York

The New York City office market contains the largest area of office space in North America with 241 million square feet of office space in Midtown Manhattan and approximately 86 million square feet in Lower Manhattan.

Midtown Manhattan

The Midtown Manhattan overall vacancy rate at December 31, 2011 was 9.6%, a 9.4% decrease from 10.6% at year end 2010. Our vacancy rate in this market is approximately 7.8%. Absorption was approximately 3.2 million square feet during 2011 compared to 1.7 million square feet in 2010. Our average in-place net rent per square foot in this market was $39.24 per square foot as at December 31, 2011, as compared to the average market net rent of $60.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
245 Park Avenue	1,787	51% fee interest. New York State Teachers’ Retirement System owns remaining 49% interest.	Located on a full square block in Midtown Manhattan, 245 Park Avenue is a 1.8 million square foot 46-story office tower. The building is constructed of glazed brick, glass and steel and has an outdoor plaza for both tenant and public use. The building was built in 1967 and has undergone a complete renovation of the lobby, plaza and elevators.

300 Madison Avenue	1,094	100% fee interest.

Designed by Skidmore Owings & Merrill and completed in 2003, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking 8-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the lower levels.

450 West 33rd Street	1,792	75% fee interest.	450 West 33rd Street is positioned in the middle of Manhattan’s West Side construction zone. The property's footprint stretches from West 31st to West 33rd Streets, taking up a half block between 9th and 10th Avenues. The building is located in close proximity to Penn Station, Madison Square Garden, the Lincoln Tunnel, the Hudson River and the Jacob Javits Convention Center.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
The Grace Building	1,557	49.9% fee interest.	The Grace Building is centrally located in Midtown Manhattan at 6th Avenue and 42nd Street. Built in 1971, Skidmore, Owings & Merrill designed the tower. The building’s distinctive curved tower walls are set back from the street and oversized windows provide views of the Manhattan skyline, the Hudson River and Bryant Park. The building has a 188-space parking garage.

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Lower Manhattan

The Lower Manhattan overall vacancy rate at December 31, 2011 was 9.5%, a 17.4% decrease from 11.5% at year end 2010. Our vacancy rate in this market is approximately 7.0%. Absorption was 854,921 million square feet during 2011 compared to negative 1.9 million square feet in 2010. Our average in-place net rent per square foot in this market was $28.52 per square foot as at December 31, 2011, as compared to the average market net rent of $32.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
One World Financial Center	1,713	100% leasehold interest.	One World Financial Center is located at the south end of the four unique office towers, designed by Cesar Pelli, comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden. One World Financial Center is a 40-story tower which was completed in 1986. The building is connected to the World Financial Center complex through an enclosed passageway.

Two World Financial Center	2,706	100% leasehold interest.	Two World Financial Center is a 44-story tower which was completed in 1987. Tower Two is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch. Tower Two is directly connected to the retail area of the World Financial Center and the Winter Garden.

Three World Financial Center	1,307	Share of a tenancy in common interest.	Completed in 1985, Three World Financial Center is a 52-story tower, with our share of the building measuring 1,299,000 square feet of rentable area, and is world headquarters for American Express. Three World Financial Center is connected to the rest of the World Financial Center complex through a courtyard, leading to the Winter Garden.

Four World Financial Center	1,952	100% leasehold interest.	Four World Financial Center is a 34-story tower which was completed in 1986. Tower Four is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch and is 100% leased to and occupied by Merrill Lynch.

World Financial Center Retail	290	100% leasehold interest.	Consists of 290,000 square feet of retail space in Two, Three and Four World Financial Center which houses numerous restaurants, retailers and business services.

One Liberty Plaza	2,347	100% fee interest.	One Liberty Plaza is located in the financial district at Liberty Street and Broadway. This 54-story steel and glass tower which was completed in 1972 was designed by Skidmore, Owings & Merrill for U.S. Steel and the strength of the building lies in the simplicity of its sleek glass and steel architecture. One Liberty Plaza offers sweeping views of New York Harbor and the five boroughs, soaring above Zuccotti Park, which received the 2007 American Institute of Architects Merit Award.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
One New York Plaza	2,587	100% fee interest.	One New York Plaza is located at Water and Whitehall Street and is the southernmost of all Manhattan skyscrapers. Constructed in 1970, this 50-story Downtown building is comprised of over 2.5 million square feet and has a unique 111,000 square foot base. The building underwent a renovation in 1995.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	16

Boston, Massachusetts

The Boston financial district market, where BPO’s 75 State Street property is located, is Boston’s largest with approximately 35.4 million square feet. The Boston CBD overall vacancy rate at December 31, 2011 was 19.6%, a 1.0% decrease from 19.8% at year end 2010. Our vacancy rate in this market is approximately 36.5%. Absorption was negative 109,000 square feet during 2011 compared to negative 660,000 square feet in 2010. Our average in-place net rent per square foot in this market was $23.14 per square foot as at December 31, 2011, as compared to the average market net rent of $26.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

75 State Street	1,031	100% fee interest.	75 State Street is located in the heart of Boston's financial district. This 31-story Art Deco office building, built in 1988, consists of over one million square feet of office and retail space and a public parking garage which can accommodate 700 cars. The building represents classic architectural design with extensive use of granite on the exterior facade and marble throughout the six-story great hall lobby, leading to the on-site retail, banking and food services.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	17

Washington, D.C.

Washington, D.C. has emerged as one of the most coveted real estate investment markets in the world. The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. The Washington, D.C. office market consists of approximately 374 million square feet of space. The Washington, D.C. overall vacancy rate at December 31, 2011 was 12.1%, a 1.7% increase from 11.9% at year end 2010. Our vacancy rate in this market is approximately 7.2%. Absorption was approximately 1,401,000 square feet during 2011 compared to 6,335,000 square feet in 2010. Our average in-place net rent per square foot in this market was $26.38 per square foot as at December 31, 2011, as compared to the average market net rent of $32.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage Of Ownership	Description
701 9th Street	547	100% fee interest.	Built in 2001, 701 9th Street is located across from the national Portrait Gallery and one block west of the Verizon Center.

Potomac Tower	441	100% fee interest.	Located at 1001 North 19th Street in Rosslyn, Virginia, Potomac Tower is situated across the Potomac River from Georgetown. The building offers a panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one Metro stop from Washington, D.C.’s CBD, and less than 10 minutes from Washington Reagan National Airport.

601 & 701 South 12th Street	562	100% fee interest.	Located on five acres in the Pentagon City submarket of Arlington, Virginia, 601 and 701 South 12th Street consists of two 12-story office buildings. Green space connects the buildings. Built in 1982, the buildings were renovated in 2003 and 2004.

1625 Eye Street	571	10% fee interest. The remaining 90% is owned by Edge.	1625 Eye Street’s prominent design features a limestone and glass façade with a 9-story light-filled atrium facing Eye Street. An illuminated 160-foot campanile offers upper floor tenants panoramic views of the Washington skyline. The building was built in 2003.

77 K Street	326	100% fee interest.	Located in the Capitol Hill submarket of Washington, D.C., two blocks from Union Station, 77 K Street is a 326,000 square foot, 11-story office building. 77 K Street features a rooftop terrace with dramatic views of the U.S. Capitol and a private fitness facility.

650 Massachusetts Avenue, NW	387	100% fee interest.	Attractively situated at the corner of Massachusetts Avenue NW and 7th Street, NW overlooking historic Mt. Vernon square, 650 Massachusetts Avenue, NW is an eight-story office building and a four-story parking garage. The building is 1 ½ blocks from the Gallery Place Metro Station and is within short walking distance of the Verizon Center sports and entertainment venue and the Washington Convention Center.

Three Bethesda Metro Center	368	100% leasehold interest.	Three Bethesda Metro Center is ideally located in the heart of downtown Bethesda. Sitting adjacent to the Bethesda Metro Station and the Hyatt Regency Hotel, this building is two blocks away from the shops and restaurants of Bethesda Row. This 368,400 square-foot building features high window ratios, several on-site amenities, underground parking and glass elevators overlooking a dramatic 16-story atrium.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

1200 K Street	434	100% fee interest.	Built in 1992, 1200 K Street is a 12-story building that is well located in the East End submarket of Washington, D.C.

1250 Connecticut Avenue	210	100% fee interest.	A unique Downtown building, 1250 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1963, the property was renovated in 1996 and offers restaurants, retail and underground parking on site.

1400 K Street	224	100% fee interest.	1400 K was designed by Skidmore, Owings & Merrill and opened in 1981. Located in the East End business district, the building has views of beautiful Franklin Park. The 12-story building has windows on all four sides allowing abundant natural light.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	18

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

2000 L Street	383	100% fee interest.	Centrally located in the CBD, 2000 L Street is a 13-story office building that opened in 1968. In 1998, the building entrance, lobby, storefronts and common areas were remodeled as part of a redesign by RTKL Associates. A large floor plate offers remarkable flexibility and efficiency for tenants large and small.
2001 M Street	264	98% fee interest. The remaining 2% is owned by other partners.	Built in 1986 and located in the West End of the CBD and within the Golden Triangle business improvement district, this polished granite, 12-story, Class A office building has abundant parking and is close to numerous restaurants and shopping.

2401 Pennsylvania Ave	93	100% fee interest.	Designed by Keyes Condon Florance, 2401 Pennsylvania Avenue was the recipient of The Washington Chapter of the American Institute of Architects (AIA/DC) “Award for Excellence in Architecture”. The mixed-use office, retail and residential building, built in 1990, is situated on the corner of Pennsylvania Avenue right at Washington Circle.

Bethesda Crescent	336	100% fee interest.	Designed by Keyes Condon Florance, Bethesda Crescent is comprised of three office buildings located just across Wisconsin Avenue from the Bethesda Metro Station. The buildings were built in 1955 and renovated in 1988.

One Reston Crescent	185	100% fee interest.	One Reston Crescent, built in 2000, is the first building of the Reston Crescent development, a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Silver Spring Metro Plaza	771	100% fee interest.	Built in 1986, Silver Spring Metro Plaza is comprised of three buildings conveniently located in the Downtown Silver Spring business district.

Sunrise Tech Park	316	100% fee interest.	Sunrise Technology Park is a professional complex of four contemporary office and research and development buildings situated in Northern Virginia’s Reston/Herndon Corridor. Built in 1985, each single story structure features wrap-around window lines.

Two Ballston Plaza	223	100% fee interest.	Built in 1988, Two Ballston Plaza is an 11-story building located at the west end of the Rosslyn-Ballston corridor.

Victor Building	347	49.9% of the fee interest. The remaining interest is held by Principal.	Expanded and renovated in 2000, the Victor Building is an historic property located in the East End submarket in Washington, D.C. It is a freestanding 9-story office building. The lobby and entrance have recently been renovated and a fitness center and rooftop terrace have been added.

1550 & 1560 Wilson Blvd	359	100% fee interest.	The 1550 building is a 7-story pre-cast concrete building built in 1984. The lobby was upgraded in 2001 with an earth-tone marble floor and light wood accents on the walls. The 1560 building is 12-stories tall and was delivered in 1986 with a glass curtain wall system offering sweeping views of Arlington, Virginia.

Two Reston Crescent	185	100% fee interest.	Two Reston Crescent, the second building of the Reston Crescent development, was completed in 2007. It is a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	19

Houston, Texas

Houston is the largest city in the State of Texas and the fourth largest in the United States. The Houston office market is represented by a diversified group of industries, including a significant presence of oil and gas companies. The Houston CBD office market consists of approximately 49.3 million square feet of space. The Houston CBD overall vacancy rate at December 31, 2011 was 10.7%, a 9.2% increase from 9.8% at year end 2010. Our vacancy rate in this market is approximately 10.0%. Absorption was approximately negative 650,593 square feet during 2011 compared to 643,552 square feet in 2010. Our average in-place net rent per square foot in this market was $13.89 per square foot as at December 31, 2011, as compared to the average market net rent of $22.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
1201 Louisiana	892	100% fee interest.	Situated in Houston's CBD, 1201 Louisiana is a 35-story building comprising 892,000 square feet. The property features direct connection to Houston's all-weather tunnel/skywalk system which provides direct access to Allen Center and the Hyatt Regency Hotel as well as many eateries and retail shops. Outfitted with mirror-finished reflective glass, 1201 Louisiana offers distinctive architecture and views of the city are highlighted by full floor-to-ceiling windows. The building was built in 1971 and renovated in 1981 and 1996. The building is three blocks from the light rail and has three levels of on-site parking.

Heritage Plaza	1,821	51% fee interest.	Situated on the western perimeter of downtown Houston, this 53-story office tower overlooks historic Sam Houston Park and is well-known for its distinctive design elements, a recognizable marker on the Houston skyline. The building is convenient to major thoroughfares and provides direct passage to adjacent buildings and surrounding amenities via sky bridge. Tenant amenities include ample on-site parking and a fitness center.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Allen Center			Allen Center is a Class A office complex in Downtown Houston. Allen Center is the only Downtown Houston development that incorporates a significant amount of green space into the common area plazas. Served by the Downtown tunnel system, Allen Center is adjacent to several Metro bus and Downtown trolley stops.

- One Allen Center	993	100% fee interest.	Completed in 1972 and renovated in 1992, One Allen Center is a 34-story office tower in Allen Center.

- Two Allen Center	996	100% fee interest.	Completed in 1978 and renovated in 1992, Two Allen Center is a 36-story office tower in Allen Center.

- Three Allen Center	1,195	100% fee interest.	Completed in 1980, Three Allen Center is a 50-story office tower in Allen Center.

Cullen Center			The Cullen Center complex consists of four office towers: 500 Jefferson, Continental Center I, Continental Center II and KBR Tower. Parking is available in four attached garages and there are several adjacent Metro stops. Cullen Center is inter-connected via an overhead walkway and is accessible to the Downtown tunnel system.

- Continental Center I	1,509	100% fee interest.	Built in 1984, Continental Center I is a 51-story office tower in Cullen Center.

- Continental Center 2	530	100% fee interest.	Built in 1972, Continental Center 2 is a 20-story office tower in Cullen Center.

- KBR Tower	1,302	50% fee interest and ground lease interest.	Built in 1973 and renovated in 1991, KBR Tower is a 40-story office tower in Cullen Center.

- 500 Jefferson	434	100% fee interest.	Built in 1962, 500 Jefferson is a 20-story office tower in Cullen Center.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	20

Los Angeles, California

The Los Angeles County office market consists of approximately 193.1 million square feet of space. The Los Angeles County overall vacancy rate at December 31, 2011 was 18.8%, a 1.1% increase from 18.6% at year end 2010. Our vacancy rate in this market is approximately 15.8%. Absorption was negative 507,850 square feet during 2011 compared to negative 598,179 square feet during 2010. Our average in-place net rent per square foot in this market was $21.60 per square foot as at December 31, 2011, as compared to the average market net rent of $22.00 per square foot at that time.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
601 Figueroa	1,162	100% fee interest.	The 52-story office tower, completed in 1990, features a Brazilian Rose polished granite exterior, two dramatic, 75-foot high atria lobbies, and an open-air plaza highlighted by a 36-foot tall fire and water feature.

Bank of America Plaza	1,765	100% fee interest.	Bank of America Plaza was completed in 1974. The 55-story office tower is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder.

Ernst & Young Tower	1,636	100% fee interest.	Built in 1985 and designed by Skidmore, Owings and Merrill, Ernst & Young Tower is a 41-story granite and glass tower situated in the Los Angeles CBD on approximately 4 acres. Situated below the park-like plaza area is 7 + FIG, a tri-level open air retail center.

Marina Towers	468	50% leasehold interest. A family trust holds the remaining 50% interest.	Marina Towers is comprised of two 12-story towers, completed in 1970 and 1972, overlooking the Los Angeles County small boat and yacht harbor in Marina Del Rey. The towers are architecturally mirrored with vertical bands of glass and engaged columns. A free-standing, six level parking structure and retail storefront sits between the two towers. Located prominently at the East border of Marina del Rey, tenants have unobstructed views in every direction.

Landmark Square	655	100% fee interest.	Located in Downtown Long Beach, Landmark Square, was built in 1991. The 26-story office building features granite throughout the lobby, high ceilings, and unique works by local artists. A beautifully designed garden located on the rooftop of the parking structure can be seen from almost every floor of the building. Landmark Square has more than 1300 parking spaces that lead to both the lobby of the building as well as Pine Avenue.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	21

Denver, Colorado

The Downtown Denver office market consists of approximately 29.8 million square feet. The Downtown Denver overall vacancy rate at December 31, 2011 was 13.4%, an 18.3% decrease from 16.4% at year end 2010. Our vacancy rate in this market is approximately 1.5%. Absorption was approximately 933,919 square feet during 2011 compared to 585,169 square feet in 2010. Our average in-place net rent per square foot in this market was $17.76 per square foot as at December 31, 2011, as compared to the average market net rent of $19.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Republic Plaza	1,832	100% fee interest.	Built in 1984, Republic Plaza is Denver's tallest office building at 714 feet tall and 56 stories. Designed by Skidmore, Owings & Merrill and built of reinforced concrete clad in Sardinian granite, Republic Plaza includes 1.2 million square feet of office space, and three retail levels. The building is known for its three-story marble lobby that features a quarterly "Art in Public Places" program of Colorado and regional artists.

1801 California Street	1,314	51% fee interest. The other 49% interest owner is an investment consortium.	Located in Denver’s CBD, 1801 California Street, formerly known as Qwest Tower, is a 54-story, Class A office building containing 1.3 million rentable square feet and more than 1,500 parking spaces. 1801 California Street is conveniently located within five blocks of Denver’s major shopping and entertainment, including the 16th Street Mall, the Colorado Convention Center and the Denver Pavilions, in addition to major hotels.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	22

Minneapolis, Minnesota

The Minneapolis CBD office market consists of approximately 24.6 million square feet. The Minneapolis CBD overall vacancy rate at December 31, 2011 was 15.5%, a 9.4% decrease from 17.1% at year end 2010. Our vacancy rate in this market is approximately 6.0%. Absorption was approximately 486,440 square feet during 2011 compared to 291,547 square feet in 2010. Our average in-place net rent per square foot in this market was $9.96 per square foot as at December 31, 2011, as compared to the average market net rent of $15.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
33 South Sixth Street / City Center	1,803	100% fee interest.	33 South Sixth Street is a 50-story office building located in the heart of Minneapolis’ 64 square block skyway system. The building was constructed and opened in 1983. The Minneapolis City Center component of the project consists of a retail mall renovated in 2005. There are six skyway connections entering into the City Center. The project also houses the Minneapolis Marriott at City Center, a 584-room full-service hotel. The project also contains a 687 stall parking garage for office tower tenant and retail patrons.

RBC Plaza / Gaviidae Common I & II	1,248	100% freehold interest.	RBC Plaza, located at 60 South 6th Street, is a mixed-use office and retail development in the Minneapolis financial district on the Nicollet Mall. The 40-story office tower was completed in 1991. The property also has 700 underground parking stalls within the two Gaviidae garages. Gaviidae Common I and II is a five level retail center spanning two half-blocks on Nicollet Mall between 5th and 7th Streets, connected to the Downtown core by the 64 square block skyway system.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	23

Toronto, Ontario

The Toronto market contains the largest area of office space in Canada. The greater Toronto area consists of approximately 170 million square feet of office space divided equally between the suburbs and Downtown. The Downtown Toronto office market consists of approximately 67.8 million square feet of space. The Downtown Toronto overall vacancy rate at December 31, 2011 was 4.7%, a 21.7% decrease from 6.0% at year end 2010 and vacancy in Class AA and A markets in the Downtown Toronto financial core, where 90% of our buildings are located, was 5.0% at year end 2011, a 27.5% decrease from 6.9% at year end 2010. Our vacancy rate in this market is approximately 6.5%. Absorption in Class AA and A markets in the Downtown Toronto financial core was 426,616 square feet during 2011 compared to 594,172 square feet in 2010. Our average in-place net rent per square foot in this market was $26.04 per square foot as at December 31, 2011, as compared to the average market net rent of $29.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place			Brookfield Place consists of almost 3.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,339	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place.

- 22 Front Street - Retail and Parking	145 742

100% fee interest in 22 Front Street

50% interest (on a psf basis) in Retail and a 56% interest in Parking. The remaining 50% interest in Retail and 44% interest in Parking is owned by OMERS Realty Corporation.

22 Front Street is one of the 12 surviving historic buildings at the Brookfield Place site that were incorporated as an integral component of complex’s designed and preserved as part of Toronto’s living heritage.

This retail, heritage, office and parking complex is located between TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portion of Brookfield Place. Brookfield Place includes retail on the concourse and main street levels, as well as 1,465 below-grade parking stalls serving Brookfield Place complex and the Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

- Exchange Tower	1,160	50% leasehold interest in the North parcel (containing a 3-story building) and a 50% freehold and leasehold interest in the South Parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block. The building was built 1981 and renovated in 1999.

- 105 Adelaide Street West	232	100% leasehold interest and a 25% fee interest in the Canadian Office Fund’s 50% interest. The other 50% freehold interest is owned by a Canadian life insurance company	105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This class ‘A’ building was built in 1962 and completely renovated in 1990.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	24

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

Hudson’s Bay Centre	932	100% leasehold interest and 100% fee interest in certain components.

The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services. Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway, the Hudson’s Bay Centre offers excellent accessibility.

Queen’s Quay Terminal	505	100% fee interest.	Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located in the waterfront in Downtown Toronto’s financial district. The property also contains condominium units which are owned freehold by other parties.

HSBC Building	225	100% fee interest in 1/3 of the property and a 100% leasehold interest in 2/3 of the property. The other freehold owner is a private investor.	The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1990 and is integrated with the Toronto financial core and underground pedestrian network.

Bay Adelaide Centre	1,574	100% fee interest.	Recently completed in September 2009, the Bay Adelaide Centre is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. The project is a 51-story office tower and is integrated with the underground pedestrian network. Bay Adelaide Centre was the first major development in the Toronto financial district in over 17 years.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
First Canadian Place	2,780	100% leasehold interest to 2023. 50% fee interest thereafter.	Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping complex and parking. With 72-storys, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

151 Yonge St.	372	100% fee interest.	The Yonge Richmond Centre is situated in Toronto’s financial core. The building was built in 1991 and renovated in 1998. The property provides a direct connection to the city’s underground pedestrian walkway and is connected to 2 Queen Street East to the north as well as the Queen Street subway station.

2 Queen St. E.	545	83.5% fee interest and 16.5% leasehold interest.	2 Queen Street East is situated in Toronto’s financial core and built in 2003. The property’s unique design incorporates an historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	25

Calgary, Alberta

The Downtown Calgary market is largely driven by the oil and natural gas industries. The Downtown Calgary office market consists of approximately 37.8 million square feet of space. The Downtown Calgary overall vacancy rate at December 31, 2011 was 4.5%, a 62.5% decrease from 12.0% at year end 2010 and vacancy in Class AA and A markets was 1.5% at year end 2011, an 84.7% decrease from 9.8% at year end 2010. Our vacancy rate in this market is approximately 0.5%. Absorption in the Downtown Calgary market was approximately 2.8 million square feet during 2011 compared to 1.9 million square feet in 2010. Our average in-place net rent per square foot in this market was $27.91 per square foot as at December 31, 2011, as compared to the average market net rent of $33.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,577	50% fee interest. The remaining 50% interest is owned by British Columbia Investment Management Corporation ("bcIMC").	Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building. The East and West Towers are twin 52-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-story Royal Bank Building.

Bankers Court	325	50% fee interest. The remaining 50% interest is owned by bcIMC.	Bankers Court, substantially completed in March 2009, is a 15-story office tower and is directly adjacent to Bankers Hall and connected by sky bridge.
Suncor Energy Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.	Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are the 52-story west tower and the 32-story east tower. The property is located in the Calgary CBD and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,681	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management. (“AIMCo”)	Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	26

Ottawa, Ontario

Ottawa is Canada’s national capital. The Ottawa region office market (excluding office buildings owned by the federal government) consists of approximately 37.3 million square feet of space and the Ottawa CBD office market consists of approximately 15.2 million square feet of space. The Ottawa CBD overall vacancy rate at December 31, 2011 was 5.9%, a 40.5% increase from 4.2% at year end 2010. Our vacancy rate in this market is approximately 0.3%. Absorption in the Ottawa CBD market for Class A buildings was approximately 296,325 square feet during 2011 compared to 15,234 square feet in 2010. Absorption in the Ottawa CBD was 192,095 square feet compared to negative 76,119 square feet in 2010. Our average in-place net rent per square foot in this market was $17.81 per square foot as at December 31, 2011, as compared to the average market net rent of $21.00 per square foot at that time.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Place de Ville I	1,085	100% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. Built in 1974 and renovated in 1994, the property is comprised of two towers (A and B), situated at right angles to each other.

Place de Ville II	1,043	100% fee interest.	Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Sparks Street, Kent Street, Queen Street and Lyon Street. It is comprised of Tower C, a 29-story building, the Podium, a smaller 4-story building, a below grade retail service concourse which includes office space, retail outlets, a food court, storage space and, a four-level underground parking facility with 770 parking stalls and storage facilities. The building was built in 1971 and renovated in 1995.

Jean Edmonds Towers	649	100% fee interest.	Jean Edmonds Towers is located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue West and Bank Street. Built in 1974 and renovated in 1994, the property is comprised of two 20-story buildings linked at ground level by a 1-story building which serves as a restaurant. The remaining ground floor premises, situated in the towers themselves, offer retail services.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	27

Vancouver, British Columbia

The Vancouver Downtown office market consists of approximately 19.3 million square feet. The Vancouver Downtown overall vacancy rate at December 31, 2011 was 6.1%, a 7.6% decrease from 6.6% at year end 2010. Our vacancy rate in this market is approximately 3.5%. Absorption was approximately 63,034 square feet during 2011 compared to 64,803 square feet in 2010. Our average in-place net rent per square foot in this market was $19.33 per square foot as at December 31, 2011, as compared to the average market net rent of $32.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Royal Centre	853	100% fee interest.	Royal Centre is a Class A office building located in the prime CBD of Downtown Vancouver that was most recently renovated in 2001. This 36-story building is adjacent to the Vancouver Hyatt Regency Hotel. Located on the corner of Georgia and Burrard, Royal Centre is conveniently situated within the business and retail amenities of Downtown Vancouver. The property has two retail levels with shops and services with direct access to the Burrard Skytrain station, in addition to parking for 688 vehicles in a three-level underground parking garage.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	28

Sydney, Australia

The Sydney office market consists of approximately 53.4 million square feet. The Sydney overall vacancy rate at December 31, 2011 was 8.4%, a 7.7% increase from 7.8% at year end 2010. Our vacancy rate in this market is approximately 2.3%. Absorption was approximately 1.0 million square feet during 2011 compared to 1.4 million square feet in 2010. Our average in-place net rent per square foot in this market was $61.64 per square foot as at December 31, 2011, as compared to the average market net rent of $71.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
One Shelley Street	392	100% leasehold interest.	The property consists of a nine-story tower plus rooftop terrace, ground floor with retail, commercial lobby and office space at level 1 and basement parking for 268 vehicles. Macquarie Group Building has achieved a 6 Star Green Star – Office Design v2 rating. The property is located in the King Street Wharf precinct in close proximity to Wynyard bus and rail interchanges and is surrounded by retail and restaurants.

KPMG Tower	314	50% freehold interest.	KPMG Tower was developed and built in December 2003. The building comprises a ground level foyer, lobby café, auditorium and 15 levels of office accommodation. There are four floors of basement car parking accommodating 109 vehicles. The property is located between Sussex and Shelley Streets at King Street Wharf. It is within walking distance of Wynyard Train Station and Pitt Street Mall and is well serviced by retail and restaurants at King Street Wharf.

American Express House	171	100% freehold interest held by BPPF.	American Express House is comprised of 10 levels of commercial office space, fully occupied by American Express, with ancillary retail and underground parking for 69 vehicles. The property is located within the western corridor precinct of the Sydney CBD with frontage on Shelley Street. The building is proximate to Wynyard Railway Station, Bus Interchange and King Street Wharf public ferry terminal and the retail and restaurants at King Street Wharf.

World Square Retail	253	50% freehold interest.	Located within Sydney’s George, Liverpool, Pitt and Goulburn Streets, World Square Shopping Centre offers fresh and prepared food services and a unique selection of fashion, homewares and lifestyle items within over 90 specialty retailers. World Square Car Park has five levels of underground parking for 528 cars.

52 Goulburn Street	277	50% freehold interest.	This building was built in 2007 and is positioned on the southern border of the midtown precinct of the Sydney CBD. The property is bounded by George, Liverpool, Pitt and Goulburn Streets, Sydney. It is located close to the Downing Centre and Family Law Courts, Ernst & Young Centre and World Square Shopping Centre. Train and bus services are available at Town Hall, Museum and Central Stations.

King Street Wharf Retail	61	100% leasehold interest.	King Street Wharf is a premium waterfront restaurant and tourist precinct. All premises incorporate water views over Darling Harbour towards Wharves 8 and 9 at Pyrmont Bay and the National Maritime Museum.

NAB House	461	25% freehold interest.	NAB House is an office tower with 29 levels of office accommodation, ground floor banking and cafeteria, and car parking for 219 vehicles. The property is located in Sydney’s CBD and is bounded by George, Grosvenor, Lang and Jamison Streets. The property enjoys excellent access to major bus, rail and ferry terminals.

IAG House	428	50% freehold interest.	IAG House was completed in 1976 and refurbished in 1998 and 2009. The property comprises basement and ground floor retail, 28 levels of office accommodation and on-site parking for 80 vehicles. The property is located in the core commercial precinct of the Sydney CBD on the corner of George and King Streets

E & Y Complex	788	50% freehold interest held by BPPF.	E & Y Complex is a landmark commercial office tower within the southern periphery of the midtown precinct of the Sydney CBD. The property comprises a substantial lobby with two retail areas and 35 upper levels of office accommodation incorporating low, mid, high and sky rise. Surrounding development includes the World Square Shopping Centre and the property is well serviced by bus, rail and car.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	29

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

Darling Park Complex	1,299	30% leasehold interest.	This landmark commercial and retail complex is located on Sussex Street, between Market and Druitt Streets. The property includes two buildings, Darling Park 1 and Darling Park 2, and comprises a total of 58 levels of office accommodation, over 600 basement car spaces, storage area and retail accommodation.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	30

Melbourne, Australia

The Melbourne office market consists of approximately 46.0 million square feet. The Melbourne overall vacancy rate at December 31, 2011 was 5.8%, a 7.9% decrease from 6.3% at year end 2010. Our vacancy rate in this market is approximately 1.6%. Absorption was approximately 0.5 million square feet during 2011 compared to 0.9 million square feet in 2010. Our average in-place net rent per square foot in this market was $40.43 per square foot as at December 31, 2011, as compared to the average market net rent of $38.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Southern Cross East Tower	991	100% freehold interest (BPO holds a 75% interest and BPPF a 25% interest).	Southern Cross East Tower is a landmark office building with premium grade services. The building comprises a ground level foyer and retail tenancies, 36 upper levels of office accommodation and basement parking for 950 vehicles. The property is located at the eastern end of the Melbourne CBD, bordering Exhibition, Bourke and Little Collins Streets. Public transport facilities include tram and bus services and Parliament Railway Station is situated nearby.

Southern Cross West Tower	510	100% freehold interest (BPO holds a 50% interest and BPPF a 50% interest)	Southern Cross West Tower forms part of the Southern Cross landmark development. The building was completed in 2009 and comprises ground floor retail tenancies, lobby and 20 upper levels of office accommodation. The property is located at the eastern end of the Melbourne CBD, bordering Bourke and Little Collins Streets. Public transport facilities include tram and bus services and Parliament Railway Station is situated nearby.

Defence Plaza	214	100% freehold interest held by BPPF.	This property is a modern commercial building constructed in 1990 consisting of ground floor retail and other accommodation together with nine upper levels of office accommodation. The property has two street frontages, with the main entrance on Bourke Street. The property is situated in the western fringe of the Melbourne CBD near the Southern Cross Railway Station. Also located nearby are the Docklands and Etihad Stadium.

Bourke Place Trust	813	42.96% freehold interest.	Bourke Place Trust comprises Bourke Place Tower, a premium-grade high rise office building with 45 office levels, retail space and basement parking for 428 vehicles; 558 Little Bourke Street, a commercial car park for 335 vehicles, with a restaurant at ground level; and Bourke Place Studios, retail and studio office accommodation. Bourke Place Tower is located on the corner of Bourke and King Streets in the western end of the Melbourne CBD.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	31

Perth, Australia

The Perth office market consists of approximately 16.6 million square feet. The Perth overall vacancy rate at December 31, 2011 was 2.5%, a 64.8% decrease from 7.1% at year end 2010. Our vacancy rate in this market is approximately 2.5%. Absorption was approximately 1.2 million square feet during 2011 compared to 1.1 million square feet in 2010. Our average in-place net rent per square foot in this market was $54.50 per square foot as at December 31, 2011, as compared to the average market net rent of $68.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
235 St. Georges Terrace	206	50% leasehold interest.	The property comprises nine levels of office accommodation and three levels of basement car-parking. The generous floor plates provide considerable design flexibility with minimal core openings. Adjoining the site is the Bishops Gardens, a unique heritage garden that provides active and visual amenity to the property. The property is located at the western end of St Georges Terrace in the heart of Perth’s commercial and mining precinct, sharing the precinct with QV1, St. Georges Square and Woodside Plaza. The location marks the western entry point to the Perth CBD.

BankWest Tower	437	50% freehold interest	Bankwest Tower is an A Grade, 52-level commercial office tower and includes the four-level Palace Hotel, a heritage-listed ground floor banking chamber with associated offices on the upper levels. The building is prominently located on the corner of St. Georges Terrace and Williams Street in the core of the Perth CBD and has expansive city views from the upper floors.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	32

Service Businesses

Brookfield LePage Johnson Controls Facility Management Services

Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by BPO in partnership with Johnson Controls. This joint venture manages nearly 130 million square feet of premises for major corporations and government, comprised of 84 million square feet of facility management services, 34 million square feet of workplace technology services and 12 million square feet of energy and sustainability services.

Brookfield Residential Management Services

Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages 59,908 units in 315 condominium corporations.

Employees

As of December 31, 2011, we had approximately 1,895 employees: 39 in our Corporate Group, 806 in our U.S. Commercial Operations Group, 544 in our Canadian Commercial Operations Group, 136 in our Australian Commercial Operations Group and 370 employees in our Residential Management Services Group. Approximately 219 of our U.S. Commercial Operations employees and 89 of our Canadian Commercial Operations employees are represented by labor unions. We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions.

Environmental Protection

Environmental initiatives are a major component of our strategic business plan. Environmental stewardship is a high priority for us and we treat it as a key business objective, along with revenue growth and risk management.

Our objective is to maximize energy and resource efficiency and environmental stewardship at our properties, together with the wellness and safety of our tenants, employees, and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in our corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

(i)	To operate, develop, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

(ii)	To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

(iii)	To seek best-in-class environmental certifications, actively participate in green industry organizations, and support new initiatives that foster the energy and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

Company and Real Estate Industry Risks

Our strategy is to invest in high-quality commercial properties defined by the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks specific to our portfolio and those inherent in the commercial property business.

Therefore, in evaluating BPO and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.

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Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.

We are dependent upon the economic environment.

Substantially all of our revenues are derived from properties located in our primary markets – New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth. A prolonged downturn in the economies of these markets, or the impact that a downturn in the global economic climate or in the overall national economies of the United States, Canada or Australia may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results of operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results of operations.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Approximately 8% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, 7% of our leases, on average, mature annually over the next five years.

Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Reliance on major tenants could adversely affect our results of operations.

As of December 31, 2011, our five largest tenants, based on percentage of square feet leased, accounted for approximately 20.9% of our total leasable space and no one tenant (other than Bank of America/Merrill Lynch which accounted for approximately 6.8% of our leasable space) accounted for more than 2.3% of that total. Our business would be adversely affected if any of these tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

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Our tenant base is concentrated heavily in three industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

Our tenant base is concentrated heavily in three industries, namely, financial services, government and oil and gas. As a result, our financial condition and results of operations would be adversely affected if there was a prolonged downturn in these industries, or if a downturn in the overall national economies of the United States, Canada or Australia affected these industries and resulted in reduced demand for office space. In addition, austerity measures and governmental deficit reduction programs may lead government to consolidate and reduce their office space and decrease their workforce, which may reduce demand for office space in the government sector.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and results of operations. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash dividends to our stockholders and repay maturing debt and any other obligations.

We face risks associated with the use of debt to finance our business, including the availability of debt financing.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases.

The impact of increases in interest rates could adversely affect our cash flows.

Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 27% of our total outstanding indebtedness at December 31, 2011, or $2,944 billion, was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates which would increase our interest expense. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.

The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.

Our financial results will be affected by fluctuations in foreign currency markets as certain assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in our revenue and income.  Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue.

Restrictive covenants in current and future indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay dividends on our common shares or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of our distributions and permit acceleration of the relevant indebtedness.

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We have no corporate limitation on the amount of debt we can incur.

Our management and Board of Directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. As a result, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.

We may be unable to complete development and redevelopment projects at all or on advantageous terms.

On a strategic and selective basis, we may develop and redevelop properties.  The real estate development and redevelopment business involves significant risks that could adversely affect our business, financial condition and results of operations, including:  we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties; we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;   we may not be able to lease properties at all or on favorable terms;  construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed and delivered as planned; and upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we have financed through construction loans.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry, however, our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. The following is a summary of our current property insurance coverage.

In the United States, we maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

In Canada, we maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

In Australia, we maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1 billion per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to an A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

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There also are certain types of risks (generally of a catastrophic nature, such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates. The following is a summary of our current terrorism insurance coverage.

In the United States, the Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all of our U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2012, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

In Canada, we purchased an insurance policy for our properties that covers acts of terrorism for limits up to C$1 billion.

In Australia, terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

The failure of certain of our subsidiaries to qualify as a REIT under U.S. tax rules would have adverse tax consequences which could materially affect the cash flows we realize.

We believe that certain of our subsidiaries are qualified for taxation as REITs under U.S. tax rules and we intend that they continue to meet the requirements for taxation as REITs, but we cannot assure shareholders that any will qualify as a REIT. If certain of our subsidiaries fail to qualify for taxation as REITs in any taxable year, we will face serious tax consequences for the following reasons:

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•	the subsidiaries will be subject to tax on their taxable income at regular corporate rates;

•	the subsidiaries will not be able to deduct, and will not be required to make, distributions to their stockholders, including us, in any year in which they fail to qualify as a REIT;

•	the subsidiaries could be subject to federal alternative minimum tax and/or increased state and local taxes; and

•	unless the subsidiaries are entitled to relief under specific statutory provisions, they will be disqualified from taxation as REITs for the four taxable years following the year during which they lose their qualification.

Qualification as a REIT is governed by highly technical and complex tax laws for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent mistake could endanger the REIT status of certain of our subsidiaries. The determination that certain of our subsidiaries qualify as REITs also requires an ongoing analysis of various facts and circumstances, some of which may not be within our or the subsidiary’s control. For example, to qualify as a REIT, at least 95% of its gross income must come from sources that are itemized in the U.S. tax laws relating to REITs, and the REIT is prohibited from owning specified amounts of debt or equity securities of some issuers. REITs are also required to distribute to stockholders at least 90% of their REIT taxable income, excluding capital gains. The fact that certain of our subsidiaries hold some of their assets through joint ventures and their ongoing reliance on factual determinations, such as determinations related to the valuation of assets, further complicate the application of the REIT requirements. Furthermore, the United States Internal Revenue Service (the “IRS”) could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for certain of our subsidiaries to maintain REIT status. We cannot guarantee that certain of our subsidiaries will be qualified and taxed as a REIT because qualification and taxation as a REIT will depend upon its ability to meet the requirements imposed under the U.S. tax rules, on an ongoing basis. The additional tax liabilities resulting from the failure of certain of our subsidiaries to qualify as a REIT could materially affect our realizable cash flows.

Even if certain of our subsidiaries qualify as REITs, they are required to pay some taxes, which may result in less cash available for distribution to stockholders.

Even if certain of our subsidiaries qualify as a REIT for federal income tax purposes, they are required to pay some federal, state and local taxes on their income and property. For example, Brookfield Properties Inc. (“BPI”) was a “C” corporation prior to its first REIT year in 2008 and BPI still owns interests in appreciated assets that it held before its conversion to a REIT. If such appreciated property is sold prior to January 1, 2018, BPI generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which BPI can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 2008 over the adjusted tax basis of those assets at that time. If incurred, this tax could be material. As a result, it might decide to seek to avoid a taxable disposition prior to January 1, 2018 of any significant asset owned by BPI at the time of the REIT conversion. This could be true with respect to a particular disposition even if that potential disposition would be advantageous if it were not for the potential tax liability. A REIT also may be subject to the “alternative minimum tax” under some circumstances.

Additionally, a REIT will be subject to a 4% non-deductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

In addition, if a REIT has net income from “prohibited transactions”, that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While certain of our subsidiaries will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not successfully contend otherwise.

In addition, a REIT may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in its tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on the REIT’s assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

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Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT will be subject to a 100% penalty tax on some payments that it receives if the economic arrangements among its tenants, its taxable REIT subsidiaries and it are not comparable to similar arrangements among unrelated parties. Even if certain of our subsidiaries qualify as REITs, or as taxable REIT subsidiaries, they will be required to pay federal, state or local taxes, and we will have less cash available for distribution to shareholders.

The failure of our Canadian REIT, BOX, to qualify for the REIT Exemption to the SIFT Rules would have adverse consequences.

On June 22, 2007, amendments to the Income Tax Act (Canada) (the “Tax Act”) were enacted which modify the tax treatment of certain publicly traded trusts and partnerships that are specified investment flow through trusts or partnerships for purposes of the Tax Act (“SIFTs”) and their beneficiaries and partners (the “SIFT Rules”). On December 16, 2010, the Minister of Finance (Canada) announced proposed amendments which are generally relieving in nature to, the SIFT Rules with respect to the REIT Exemption (as defined below) to be effective January 1, 2011 (the “December 16 Amendments”). The SIFT Rules change the manner in which SIFTs, and the distributions from such SIFTs, are taxed. There is an exemption from the application of the SIFT Rules to trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments (the “REIT Exemption”). Trusts that meet the REIT Exemption are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules. The determination as to whether our Canadian REIT, BOX, qualifies for the REIT Exemption in a particular taxation year can only be made at the end of that taxation year. We expect that BOX will qualify for the REIT Exemption for purposes of the SIFT Rules for 2011 both under the REIT Exemption as currently enacted and as proposed by the December 16 Amendments for 2010 and beyond. However, there can be no assurance in this regard and should BOX fail to qualify for the REIT Exemption, it would have adverse consequences on us, including a negative impact on our realizable cash flows.

Changes in tax law and practice may have a material adverse effect on our financial condition and results of operations.

We hold certain of our subsidiaries through foreign subsidiaries and our decision to structure them in such a manner was based on prevailing taxation law and practice in such jurisdictions.  Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect such company or entity and consequently have a material adverse effect on our financial condition and results of operations.

If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.

We do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of our common shares or the receipt of certain distributions or constructive distributions and increased reporting requirements. We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

We are dependent on our management personnel.

Our management team has a significant role in our success. Our lack of a mature human capital strategy to address retention, development of talent and training may impede our ability to retain personnel or to attract suitable replacements should any members of the management group leave. The loss of services from members of the management group or a limitation in their availability could adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

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Because real estate investments are illiquid, we may not be able to sell properties when appropriate.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

We face risks associated with property acquisitions.

Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, co-tenancies and funds affecting 67 of our properties. Of our 110 commercial office properties, 34 are wholly owned, 28 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 48 are held in our funds. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to us; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

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Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between ourselves and BAM.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between ourselves and BAM. In particular, conflicts of interest could arise, among other reasons, because in originating and recommending real estate acquisition opportunities to us, BAM has significant discretion to determine the suitability of opportunities to us and to allocate such opportunities to us or to itself or its other subsidiaries or to third parties. In addition, because we frequently pursue the acquisition of individual assets and portfolios through joint venture fund vehicles, we will likely make co-investments with BAM and BAM sponsored funds or BAM sponsored or co-sponsored consortiums and partnerships, which typically require that BAM owe fiduciary duties to the other partners or consortium members that it does not owe to us. BAM also is permitted to pursue business activities and provide services to third parties that compete directly with our business and activities without providing us with the opportunity to participate, which could result in the allocation of BAM resources, personnel and acquisition opportunities to others who compete with us.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various United States, Canadian and Australian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage and require the removal of ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.

The Americans with Disabilities Act and Canadian and Australian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.

We may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems.

We may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks can result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

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Negative publicity, including as a result of protests, could damage our reputation and business.

Negative publicity, including as a result of protests, could damage our reputation and business. Negative public opinion concerning the financial services industry has been evidenced by the Occupy Wall Street demonstration that has spawned similar protests in major cities and communities throughout North America. Many of our properties have tenants in the financial services industry and several of our properties are located in Lower Manhattan near the site of the Occupy Wall Street demonstration. The association of our properties with the financial services industry and the Occupy Wall Street demonstrations could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations. The demonstrations themselves could cause physical damage to our properties and we could incur costs to prevent that damage and to ensure that our properties remain accessible.

The expiration of long-term ground leases could adversely affect our results of operations.

Eighteen of our properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this.

The following is a summary of our North American ground leases:

Building	City	Expiration	Notes
The Grace Building	New York	2014(1)	We own a 49.9% joint venture interest in the ground lessee, which holds a 100% leasehold interest and which is also the ground lessor.
First Canadian Place	Toronto	2023	We own a 12.5% freehold interest and a 25% leasehold interest in the property.
105 Adelaide Street West	Toronto	2043(2)	We own a 100% leasehold interest and a 12.5% freehold interest in the property.
Three Bethesda Metro Center	Bethesda (Washington, D.C.)	2052	The entire parcel (office building, parking facility and plaza) is subject to the ground lease. We own a 100% leasehold interest in the this parcel. The ground lease includes one additional 49-year renewal option.
Marina Towers	Los Angeles	2063
Place de Ville I	Ottawa	2065	We own a 25% leasehold interest in the property.
One, Two, Three and Four World Financial Center	New York	2069
Hudson’s Bay Centre	Toronto	2070	There is one ground lease that covers a portion of this property (approximately 63% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in two freehold parcels.
HSBC Building (70 York Street)	Toronto	2083	The ground lease only covers a portion of the property (approximately 67% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in the two freehold parcels.
Bishops See	Perth	2085	We own a 50% joint venture interest in the ground lessee, which holds a 100% leasehold interest.
Darling Park	Sydney	2088	We own a 30% joint venture interest in the ground lessee, which holds a 100% leasehold interest.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to a ground lease (approximately 16.5% by area). We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
King Street Wharf Retail	Sydney	2099	We own a 100% leasehold interest.
KBR Tower	Houston	2107
NAB House	Sydney	2107	We own a 25% joint venture interest in the ground lessee, which holds a 100% leasehold interest. We also hold the same proportion in a freehold lease.

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Building	City	Expiration	Notes
Macquarie Bank Building & Car Park	Sydney	2108	We own a 100% leasehold interest.
Exchange Tower	Toronto	2115(3)	There is one effective ground lease for a portion of this property (approximately 50% by area). We own a 50% subleasehold interest in the subleasehold parcel and a 50% interest in two freehold parcels.
Bankers Hall	Calgary	2101	We own a 50% interest in the ground lease.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lease.
(1)	Ground lessee has the option to extend the ground lease for four additional 10-year periods and one 14-year period to 2068.
(2)	Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.
(3)	Ground sublessee has 73 consecutive options to extend the ground sublease, each for a term of 10 years and 6 months, to November 30, 2881.

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DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on our common shares are at the discretion of our Board of Directors, which supports a stable and consistent dividend policy. We declare dividends on a quarterly basis in U.S. dollars and remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. It is our intention to continue to review the pay-out of dividends payable quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in cash flow.

A complete record of dividends per share paid on the common shares for the past three years is as follows:

	2011	2010	2009
Per common share	$0.56 per annum	$0.56 per annum	$0.56 per annum
	$0.14 per quarter	$0.14 per quarter	$0.14 per quarter

We continue to pay dividends on our Class A preference shares semi-annually and dividends on our Class AA and Class AAA preference shares quarterly. A complete record of annual dividends per share paid on all classes of preference shares for the past three years is as follows:

($, except share information)			2011	2010	2009
Authorized	Outstanding		Per Share	Per Share	Per Share
14,202,000	14,202,000	Class A redeemable voting, Series A & B	C$0.0833	C$0.0833	C$0.0833
2,000,000	2,000,000	Class AA Series E	C$0.5250	C$0.4414	C$0.4480
12,000,000	8,000,000	Class AAA Series E	C$0.5250	C$0.4536	C$0.4267
8,000,000	8,000,000	Class AAA Series F	C$1.5000	C$1.5000	C$1.5000
6,000,000	4,400,000	Class AAA Series G	$1.3125	$1.3125	$1.3125
8,000,000	8,000,000	Class AAA Series H	C$1.4375	C$1.4375	C$1.4375
8,000,000	6,138,022(1)	Class AAA Series I	C$1.3583	C$1.3000	C$1.3000
8,000,000	8,000,000	Class AAA Series J	C$1.2500	C$1.2500	C$1.2500
8,000,000	6,000,000	Class AAA Series K	C$1.3000	C$1.3000	C$1.3000
11,500,000	11,500,000	Class AAA Series L(2)	C$1.6875	C$1.6875	C$0.45308
11,000,000	11,000,000	Class AAA Series N(3)	C$1.5375	C$1.4480	-
12,000,000 10,000,000	12,000,000 10,000,000	Class AAA Series P(4) Class AAA Series R(5)	C$1.2875 C$0.4192	C$0.2504 -	- -

(1)	All outstanding Series I preference shares were redeemed on March 30, 2012.
(2)	The Series L preference shares were issued on September 24, 2009 and an initial dividend of C$0.45308 per share was paid on December 31, 2010. The annual dividend rate on these shares is C$1.6875 per share. No amounts were paid on September 30, 2009.
(3)	The Series N preference shares were issued on January 20, 2010. The initial Series N dividend of C$0.2949 per share was paid on March 31, 2010. The annual dividend rate on these shares is C$1.5375 per share.
(4)	The Series P preference shares were issued on October 21, 2010. The initial Series P dividend of C$0.2504 per share was paid on December 31, 2010. The annual dividend rate on these shares is C$1.2875 per share.
(5)	The Series R preference shares were issued on September 2, 2011. The initial Series R dividend of C$0.4192 per share was paid on December 31, 2011. The annual dividend rate on these shares is C$1.275 per share. No amounts were paid on September 30, 2011.

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DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

 There are currently three authorized classes of preference shares of BPO, as follows:

Class A Preference Shares — unlimited authorized

4,612,500 Class A preference shares, Series A authorized, of which 4,612,495 are issued and outstanding; and

9,589,500 Class A preference shares, Series B authorized, of which 9,589,485 are issued and outstanding.

Class AA Preference Shares — 6,000,000 authorized (2,400,000 shares have been issued and redeemed)

2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

Class AAA Preference Shares — unlimited authorized

12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;

6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding;

11,500,000 Class AAA preference shares, Series L authorized, of which 11,500,000 are issued and outstanding;

11,500,000 Class AAA preference shares, Series M authorized, of which 0 are issued and outstanding;

11,000,000 Class AAA preference shares, Series N authorized, of which 11,000,000 are issued and outstanding;

11,000,000 Class AAA preference shares, Series O authorized, of which 0 are issued and outstanding;

12,000,000 Class AAA preference shares, Series P authorized, of which 12,000,000 are issued and outstanding;

12,000,000 Class AAA preference shares, Series Q authorized, of which 0 are issued and outstanding;

10,000,000 Class AAA preference shares, Series R authorized, of which 10,000,000 are issued and outstanding; and

10,000,000 Class AAA preference shares, Series S authorized, of which 0 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C, D or I, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares authorized, of which 503,794,558 common shares were issued and outstanding as of March 30, 2012.

Appendix C contains a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of BPO, which are available on our Web site, www.brookfieldofficeproperties.com and SEDAR, www.sedar.com.

Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two agencies. The following table shows the credit ratings issued by the rating agencies noted therein as at December 31, 2011 and March 30, 2012:

	DBRS Limited (“DBRS”)	Standard & Poor’s Rating Service (“S&P”)
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)
Outlook	―	Stable

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S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. The capacity for payment of financial obligations is considered acceptable. The entity may be vulnerable to future events. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. These credit ratings are not recommendations to purchase, hold or sell our securities and do not comment as to market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

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MARKET FOR SECURITIES

Our common shares are listed on the NYSE and TSX under the symbol BPO. Our Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange. Our Class AAA preference shares are listed on the TSX under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.J”, “BPO.PR.K”, “BPO.PR.L”, “BPO.PR.N”, “BPO.PR.P” and “BPO.PR.R”.

The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX and NYSE from January 2011 to December 2011:

	TSX			NYSE
	Price Per Share (C$)			Price Per Share (US$)
Month	High	Low	Volume	High	Low	Volume
December	16.47	14.82	9,366,062	16.17	14.54	33,844,172
November	16.99	14.48	10,411,692	16.79	14.04	44,272,764
October	16.69	13.59	13,144,206	16.82	12.80	57,221,620
September	16.74	14.42	12,290,275	17.00	13.77	52,676,888
August	18.24	14.97	18,505,596	19.21	15.10	77,104,304
July	19.24	17.85	5,716,243	20.07	18.65	27,094,984
June	19.09	17.52	9,452,229	19.69	17.90	43,100,900
May	19.12	18.34	8,528,625	20.06	18.75	35,650,568
April	18.95	17.20	10,562,526	19.89	17.81	43,816,968
March	17.34	16.23	17,578,564	17.90	16.39	60,737,336
February	18.02	16.57	19,302,920	18.22	16.84	45,380,908
January	17.98	16.91	11,185,721	18.01	17.03	33,463,284

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series F (BPO.PR.F) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.99	25.20	119,573
November	25.85	25.41	556,349
October	26.14	25.00	234,020
September	26.53	25.50	42,945
August	26.09	25.00	61,511
July	25.75	25.15	253,084
June	25.80	25.11	139,366
May	25.74	25.49	721,759
April	25.73	25.36	93,478
March	25.99	25.33	143,881
February	26.14	25.51	77,321
January	26.18	25.75	142,064

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series G (BPO.PR.U) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	26.00	25.20	25,267
November	25.55	25.00	25,071
October	25.60	24.10	57,685
September	25.90	24.90	51,701
August	26.00	24.73	63,525
July	26.10	25.50	40,862
June	26.25	25.50	25,067
May	26.45	25.86	40,757
April	26.30	25.80	36,809
March	26.35	25.55	60,464
February	26.05	25.00	133,325
January	26.00	23.65	61,155

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The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series H (BPO.PR.H) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	26.33	25.45	59,385
November	26.00	25.33	71,820
October	25.85	24.24	330,370
September	25.99	25.45	507,380
August	26.03	24.67	208,565
July	26.26	25.55	334,527
June	25.87	25.30	158,024
May	25.87	25.02	816,805
April	25.74	25.11	324,369
March	25.74	24.97	127,544
February	25.78	25.32	61,854
January	25.99	25.40	214,098

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series J (BPO.PR.J) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.77	25.03	135,058
November	25.80	25.16	50,871
October	25.60	23.92	191,748
September	25.19	24.80	149,351
August	25.34	24.75	402,053
July	25.34	25.06	345,899
June	25.51	24.98	58,393
May	25.59	25.02	103,576
April	25.48	24.99	396,768
March	25.39	24.71	368,224
February	25.45	25.29	208,823
January	25.66	25.35	210,289

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series K (BPO.PR.K) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	26.45	25.21	73,318
November	25.41	24.82	137,125
October	25.15	24.31	172,786
September	25.28	24.57	47,346
August	25.59	23.90	60,355
July	25.64	24.91	53,190
June	25.72	25.14	104,197
May	25.43	25.06	38,782
April	25.41	24.72	20,145
March	25.30	24.75	91,645
February	25.65	25.10	90,722
January	26.10	25.40	68,962

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The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series L (BPO.PR.L) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	26.70	25.85	177,482
November	26.75	26.06	108,847
October	26.38	25.60	229,125
September	26.56	25.60	199,691
August	26.65	25.00	161,627
July	26.79	26.32	189,782
June	26.95	26.20	171,268
May	26.84	26.21	281,547
April	26.53	26.05	221,854
March	26.94	25.83	312,064
February	26.89	26.22	166,233
January	26.70	26.21	266,167

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series N (BPO.PR.N) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	26.34	25.51	193,533
November	26.20	25.27	134,967
October	25.90	25.06	142,494
September	26.15	25.40	142,580
August	25.95	24.60	167,753
July	26.25	25.44	156,372
June	26.14	25.30	175,472
May	26.30	25.61	152,964
April	26.15	25.50	183,299
March	26.38	25.50	167,837
February	26.42	25.51	210,613
January	26.40	25.71	324,478

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series P (BPO.PR.P) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.25	24.78	125,074
November	25.29	24.81	107,657
October	25.00	23.78	122,161
September	25.00	24.56	130,020
August	25.45	24.30	177,233
July	25.50	24.70	152,462
June	25.46	24.71	155,545
May	25.52	24.80	212,101
April	25.10	24.80	214,615
March	25.27	24.54	161,560
February	25.25	24.26	239,655
January	25.30	24.87	496,250

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The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series R (BPO.PR.R) as reported by the TSX from January 2011 to December 2011:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.33	24.72	157,982
November	25.19	24.65	174,696
October	25.75	24.50	244,348
September (September 2 - September 30)	25.05	24.40	614,628

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DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Directors

Name, municipality of residence	Director since	Principal Occupation and Five-year Occupation History

GORDON E. ARNELL Calgary, Alberta, Canada	1989	Mr. Arnell has been Chairman of our Board of Directors since 1995.

WILLIAM T. CAHILL (1)(2) Ridgefield, Connecticut, U.S.A.	2000	Mr. Cahill has been Managing Director Independent Risk at Citi Community Capital since 2002.

RICHARD B. CLARK New York, New York, U.S.A.	2002	Mr. Clark has been Chief Executive Officer of BPO since 2002. He was also the President of BPO from 2002 to June 2011. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group.

JACK L. COCKWELL Toronto, Ontario, Canada	1999	Mr. Cockwell has been Group Chairman of BAM since 2002.

J. Bruce Flatt (3) Toronto, Ontario, Canada	2011	Mr. Flatt has been the Senior Managing Partner and Chief Executive Officer of BAM since 2002.

Michael Hegarty (2)(4) Briarcliff Manor, New York, U.S.A.	2010	Mr. Hegarty is a corporate director. He retired in 2001 after 30 years experience in the financial services industry including most recently as the Senior Vice Chairman and Chief Operating Officer of AXA Financial.

F. ALLAN MCDONALD (2)(4) Elizabeth Bay, New South Wales, Australia	2011	Mr. McDonald is a corporate director and Chair of Astro Japan Property Group a Japanese property investment company. He retired in 1989 as Director International Services, ANZ Bank. Previously, Mr. McDonald was Chairman and Managing Director of Development Finance Corporation Limited.

ALLAN S. OLSON (1)(2)(3)(4) Edmonton, Alberta, Canada	1995	Mr. Olson has been Chairman and Chief Executive Officer of First Industries Corporation, an investment and management company, since 1991.

Robert L. Stelzl (2)(3)(4) Hamilton, Montana, U.S.A.	2005	Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee.

DIANA L. TAYLOR (1)(2) New York, New York, U.S.A.	2007	Ms. Taylor has been a managing director of Wolfensohn & Co, an investment advisory firm, since 2007. She served as the Superintendent of Banks for the State of New York from June 2003 through March 2007.

JOHN E. ZUCCOTTI New York, New York, U.S.A.	1998	Mr. Zuccotti has been Co-Chairman of our Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998.
(1)	Member of the Governance and Nominating Committee
(2)	Independent director
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Audit Committee

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Officers

See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, Chief Executive Officer.

Name, municipality of residence	Position Held	Five-year Occupation History

THOMAS F. FARLEY Calgary, Alberta, Canada	President and Global Chief Operating Officer	Mr. Farley has held his present principal occupation since June 2011, prior to which he was Chief Executive Officer, Canadian Commercial Operations since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since 2002.

DENNIS H. FRIEDRICH New York, New York, U.S.A.	President and Global Chief Investment Officer	Mr. Friedrich has held his present principal occupation since June 2011, prior to which he was President and Chief Executive Officer, U.S. Commercial Operations since January 2009 and President and Chief Operating Officer, U.S. Commercial Operations since 2003.

MITCHELL E. RUDIN Scarsdale, New York, U.S.A.	President and Chief Executive Officer, U.S. Commercial Operations	Mr. Rudin has held his present principal occupation since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.

BRIAN W. KINGSTON Mosman, New South Wales, Australia	President and Chief Executive Officer, Australian Commercial Operations

Mr. Kingston has held his present principal occupation since January 2011. Mr. Kingston joined BAM in 2001 and has held various senior management positions including Senior Managing Partner and Chief Executive Officer of Brookfield Australia.

T. JAN SUCHARDA Toronto, Ontario, Canada	President and Chief Executive Officer, Canadian Commercial Operations	Mr. Sucharda has held his present principal occupation since June 2011, prior to which he was President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.

G. MARK BROWN Dobbs Ferry, New York, U.S.A.	Head of Global Strategic Initiatives and Finance	Mr. Brown has held his present principal occupation since January 2012, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.

BRYAN K. DAVIS Rye, New York, U.S.A.	Chief Financial Officer	Mr. Davis has held his present principal occupation since 2007, prior to which he spent four years as Senior Vice President, Finance and one year as a Managing Partner of BAM.

BRETT M. FOX Old Bethpage, New York, U.S.A.	General Counsel and Chief Compliance and Administrative Officer	Mr. Fox has held his present principal occupation since 2003.

Michelle L. Campbell New York, New York, U.S.A.	Vice President, Compliance and Assistant General Counsel	Ms. Campbell has held her present principal occupation since 2007, prior to which she was an associate at Torys LLP since 2002.

MELISSA J. COLEY Madison, New Jersey, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002.

P. KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his present principal occupation since 1988.

DANA PETITTO New York, New York, U.S.A.	Vice President and Controller	Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2005.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	52

Share Ownership

As of March 12, 2012, the directors and executive officers of BPO own, directly or indirectly, or exercise control or direction over approximately 1,030,018 common shares, representing 0.20% of the outstanding voting shares. See the information on page 1 of our Management Proxy Circular dated March 30, 2012 under the heading “Principal Holders of Voting Shares”, which is incorporated by reference herein and available on SEDAR at www.sedar.com, at www.sec.gov and on our Web site at www.brookfieldofficeproperties.com, for further information regarding our share ownership.

LEGAL PROCEEDINGS

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of December 31, 2011, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. BAM also reimburses us for a portion of the annual compensation paid to certain members of our senior management team to the extent that they devote a portion of their time to BAM’s global real estate group.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 29, 2009. On June 18, 2009, Fraser announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware. On February 10, 2011, the Ontario Superior Court of Justice sanctioned an amended plan of compromise and arrangement under the Companies’ Creditors Arrangement Act that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

In 2010, the New York Department of State alleged that Mr. Massey violated the New York Real Property Law for failing to ensure that three brokers working for Massey Knakal Realty Services were properly licensed as real estate brokers. In 2011, Mr. Massey paid a fine of $2,000 and the New York Department of State terminated and withdrew the matter.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of BPO. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche is independent of BPO within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

The transfer agent and registrar for BPO’s preference shares and common shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for BPO’s common shares in the United States is BNY Mellon Shareowner Services at its principal office in Ridgefield Park, New Jersey.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	53

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Directors.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our Board of Directors. A copy of the charter is attached hereto as Appendix D.

The Audit Committee is comprised of four directors all of whom are independent directors: Robert L. Stelzl (Chairman), Michael Hegarty, F. Allan McDonald and Allan S. Olson. In addition to being independent directors under our Audit Committee charter, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with and do not have a material relationship with BPO. Each member of the Audit Committee is Financially Literate and Mr. Stelzl is considered to be an Audit Committee Financial Expert, as these terms are defined under the applicable regulations and in our Audit Committee Charter.

Relevant Education and Experience

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. Hegarty, Olson and McDonald have also served on the audit committees of various public and private companies. In addition, Messrs. Stelzl, McDonald and Olson have business-related university degrees and Mr. McDonald is a fellow of the Australian Society of Certified Practicing Accountants. Details of the experience of Messrs. Stelzl, Hegarty and McDonald are contained in our Management Proxy Circular dated March 30, 2012 under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by the Corporation, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

Pre-Approval Policies and Procedures

From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	54

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to BPO relating to the fiscal years ended December 31, 2011 and 2010:

Service Performed	2011(1)	2010(2)
Audit fees (3)	$3,595,000	$5,607,000
Audit related fees (4)	$4,140,000	$6,273,000
All other fees	$15,000	—
Tax fees	$50,000	$30,000
Total fees	$7,800,000	$11,910,000
(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2011 of C$1.00 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2010 of C$1.00 for each US$1.00.
(3)	Included in this amount is $535,000 and $215,000 (2010 – $280,000 and $135,000) relating to the audits of BOX and BPP, respectively.
(4)	Included in this amount is $3,600,000 (2010 - $5,110,000) related to the audit of various BPO subsidiaries and $540,000 (2010 - $1,163,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 and the audit of internal control over financial reporting as of December 31, 2011 and 2010, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Audit-related fees include fees relating to employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

Other fees consist of fees for assistance with corporate and social responsibility reporting.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

ADDITIONAL INFORMATION

Additional information including directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities and securities authorized for issuance under equity compensation plans is set out in our Management Proxy Circular dated March 30, 2012. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2011. Our 2011 Annual Report also contains, in pages 5 through 54, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2011.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on our Web site at www.brookfieldofficeproperties.com.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	55

APPENDIX A – SUBSIDIARIES

As of March 30, 2012, Brookfield Office Properties Inc. (“BPO”) beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represent not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of BPO, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of BPO at March 30, 2012, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100%) /Line of Business
Brookfield Properties (US) LLC	Delaware	100%		Property Management Company
Brookfield Properties Investor Corporation	Delaware	100%		REIT
BOP 650 Mass LLC	Delaware	100%		650 Massachusetts Avenue NW, Washington, D.C.
BOP Bethesda Metro Center Sub LLC	Delaware	100%		Three Bethesda Metro Center, Bethesda, MD
BOP Heritage LLC	Delaware	51%		Heritage Plaza, Houston
Brookfield Mountain LLC	Delaware	100%		Capital Federal Parcel, Block 196 & 197, Lombardi Parcel and adjacent building, Denver
Brookfield Properties 173 Co. LLC	Delaware	100%		Block 173, Denver
Brookfield Republic Plaza Llc	Delaware	100%		Republic Plaza & Tremont Garage, Denver
Brookfield Properties, Inc.	Delaware	100%		REIT
Brookfield Properties 711 Polk LLC	Delaware	100%		711 Polk, Houston
1201 Louisiana Co. L.P.	Delaware	100%		1201 Louisiana St., Houston
33 South 6th Street LLC	Delaware	100%		33 South 6th Street, Minneapolis City Center, Minneapolis
Brookfield Market Inc.	Minnesota	100%		Gaviidae Common Phase I, Minneapolis
Db Holdings, Inc. Brookfield DB Inc.	Minnesota Minnesota	100% 100%		RBC Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis
Brookfield Properties 601 South 12th Co. LLC	Delaware	100%		601 South 12th Street, Virginia
Brookfield Properties 701 South 12th Co. LLC	Delaware	100%		701 South 12th Street, Virginia
Brookfield Properties Secaucus Co. LLC	Delaware	100%		Allied Junction, NY
Brookfield Properties W. 33rd Co. L.P.	Delaware	100%		West 33rd 9th Avenue, NY
West 31st Street, Inc.	Delaware	100%		West 31st 9th Avenue, NY
Brookfield Financial Properties, L.P.	Delaware	99.4%		Property Management and Holding Company
Brookfield Properties One WFC Co. LLC	Delaware	99.4%		One World Financial Center, NY
WFP Tower B Co. L.P.	New York	99.4%		Two World Financial Center, NY
BFP Tower C Co. LLC	Delaware	99.4%		Three World Financial Center, NY (51.47%)
WFP Tower D Co. L.P.	New York	99.4%		Four World Financial Center, NY
WFP Retail Co. L.P.	Delaware	99.4%		Retail space in Towers Two, Three and Four of World Financial Center, NY
BFP 300 Madison II LLC	Delaware	99.4%		300 Madison Avenue, NY
BOP 245 Park LLC	Delaware	50.7%		245 Park Avenue, NY
BOP 450 West 33 LLC	Delaware	99.4%		450 West 33rd Street, NY (75%)
Brookfield Properties OLP Co. LLC	Delaware	99.4%		One Liberty Plaza, NY
Brookfield Properties 75 State Co. LLC	Delaware	99.4%		75 State Street, Boston
BFP 1625 Eye Co. LLC	Delaware	9.94%		1625 Eye Street, Washington, D.C.
BFP 701 9th Co. LLC	Delaware	99.4%		701 9th Street, Washington, D.C.
77 K Street Tower, LLC	Delaware	49.7%		77 K Street, Washington. D.C.
BFP Potomac Tower Co. LLC	Delaware	99.4%		Potomac Tower, Arlington, VA
BOP 1801 California Street LLC	Delaware	99.4%		1801 California Street, Denver (51%)
Brookfield Properties Management LLC	Delaware	100%		Property Management Company
TRZ Holdings Subsidiary LLC	Delaware	73.85%		Holding Company
1200 K Street I Co. LLC 1200 K Street II Co. LLC	Delaware Delaware	73.85% 73.85%	}	1200 K Street N.W., Washington, D.C.
1250C Co. LLC	Delaware	73.85%		1250 Connecticut Avenue, Washington, D.C.
1400 K Co. LLC 1400 K Fee LLC	District of Columbia District of Columbia	73.85% 73.85%	}	1400 K Street N.W., Washington, D.C.
2000 L Co. LLC	District of Columbia	73.85%		2000 L Street, N.W., Washington, D.C.
2401P Co. LLC	Delaware	73.85%		2401 Pennsylvania Avenue, Washington, D.C.
1550 and 1560 Wilson Co. LLC	Delaware	73.85%		1550 & 1560 Wilson Blvd., Rosslyn, VA

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	56

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100%) /Line of Business
One Reston Co. LLC	Delaware	73.85%		One Reston Crescent, Reston, VA
Sunrise Tech Park Co. LLC	Delaware	73.85%		Sunrise Technology Park, VA
Two Reston Co. LLC	Delaware	73.85%		Two Reston Crescent, Reston, VA
Two Ballston Plaza Co. LLC	Delaware	73.85%		Two Ballston Plaza, Arlington, VA
Bethesda Crescent (4600) Co. L.P.	Delaware	73.85%		Bethesda Crescent 4600 East-West Highway, Bethesda, MD
Bethesda Crescent (Wisconsin) Co. L.P.	Delaware	73.85%		Bethesda Crescent 7401 & 7475 Wisconsin Avenue, Bethesda, MD
Silver SM Co. LLC	Maryland	73.85%		Silver Spring Metro Plaza, Montgomery, MD
BOP Landmark Square Co. LLC	Delaware	73.85%		Landmark Square, Long Beach, CA
601 Figueroa Co. LLC	Delaware	73.85%		Figueroa at Wilshire, 601 South Figueroa, Los Angeles
1600 Smith Co. LLC	Delaware	73.85%		Continental Center I, 1600 Smith Street, Houston
Cullen 500 Jefferson Co. L.P.	Delaware	73.85%		500 Jefferson, Houston
Cullen Continental II Co. L.P.	Delaware	73.85%		Continental Center II, 600 Jefferson, Houston
One Allen Center Co. LLC	Delaware	73.85%		One Allen Center, Houston
Two Allen Center Co. LLC	Delaware	73.85%		Two Allen Center, Houston
Three Allen Center Co. LLC	Delaware	73.85%		Three Allen Center, Houston
TRZ Holdings IV LLC	Delaware	73.85%		Holding Company
One NY Plaza Co. LLC	Delaware	73.85%		One New York Plaza, NY
1114 6th Avenue Co. LLC	Delaware	73.85%		1114 Avenue of the Americas (Grace Building), NY (49.9%)
2001 M Co. LLC	Delaware	45.6%		2001 M Street, N.W., Washington, D.C.
750 Ninth Street, LLC	Delaware	36.92%		Victor Building, Washington, D.C.
333 South Hope Co. LLC	Delaware	73.85%		Bank of America Plaza, 333 S. Hope Street, Los Angeles
EYP Realty, LLC		73.85%		Ernst & Young Plaza and 7+FIG, Los Angeles
Marina Airport Building, Ltd.	California	73.85%		Marina Towers (North and South), Marina del Rey, CA (50%)
Dresser – Cullen Venture	Texas	36.93%		Kellogg Brown & Root Tower, 601 Jefferson, Houston
Brookfield Properties Ltd.	Ontario	100%		Property Management Company, Brookfield Place, Bay-Wellington Tower, Toronto
Bpo Properties Ltd.	Canada	100%		Holding Company
Brookfield Canada Office Properties	Ontario	40.5%		REIT
3167062 Canada Limited 3167071 Canada Limited	Canada Canada	40.5% 40.5%	}	Malvern Lands (Eastern and Western), Toronto
Brookfield Office Properties Canada LP	Ontario	83.3%

105 Adelaide Street West, Toronto

20-22 Front Street W., Toronto

HSBC Building, 70 York Street, Toronto

Bay-Adelaide Centre (except North and East above ground parcels), Toronto

Bay-Wellington Tower, Toronto

Exchange Tower & Lands, Toronto (50%)

Queen’s Quay Terminal & Lands, Toronto

Merivale Pad, Nepean

Bankers Court, Calgary (50%)

Royal Centre & Lands, Vancouver

BOPC COF LP	Ontario	83.3%		Jean Edmonds Tower, Ottawa (25%) Place de Ville I, Ottawa (25%) Place de Ville II, Ottawa (25%) 2 Queen Street East, Toronto (25%) Yonge/Richmond Centre, 151 Yonge Street, Toronto (25%)
BOPC FCP LP	Ontario	83.3%		First Canadian Place, Toronto (25%) Leasehold (100%) and Freehold (50%)
BAC East Below Grade Sub LP	Ontario	83.3%		Bay Adelaide Centre East below grade parcel, Toronto
BAC North Below Grade Sub LP	Ontario	83.3%		Bay Adelaide Centre North below grade parcel, Toronto
BAC West Below Grade Sub LP	Ontario	83.3%		Bay Adelaide Centre West below grade parcel, Toronto
BAC Retail Concourse GP	Ontario	83.3%		Bay Adelaide Centre Retail, Toronto
BPO Properties Bloor Yonge LP	Ontario	83.3%		Hudson’s Bay Centre, Toronto

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	57

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100%) /Line of Business
Queen’s Quay (BOPC) Inc.	Ontario	83.3%		Queen’s Quay Terminal & Lands, Toronto
Brookfield Place (Wellington) Limited	Canada	83.3%		Bay-Wellington Tower Operating Lease, Toronto
Galleria Concourse Operations Inc.	Ontario	41.65%		Brookfield Place, Retail and Parking, Head Lease, Toronto
Bankers Hall LP	Alberta	83.3%		Bankers Hall, Calgary (50%)
4087844 Canada Inc.	Canada	41.65%		Bankers Hall Leasehold, Calgary
Fifth Avenue LP	Alberta	83.3%		Fifth Avenue Place, Calgary (50%)
RBB LP	Alberta	83.3%		Royal Bank Building, Calgary (50%)
4087861 Canada Inc.	Canada	41.65%		Royal Bank Building Leasehold, Calgary
SEC LP	Alberta	83.3%		Suncor Energy Centre, Calgary (50%)
Brookfield Properties Management Corporation	Canada	100%		Property Management Company
BPO Core Trust	Alberta	100%		Place de Ville III, Ottawa (25%)
Brookfield Properties (PI) Inc.	Ontario	25%		Property Management Company, First Canadian Place, Toronto
BPO Properties Trust	Alberta	100%		Trust
BPO Properties Yonge Adelaide LP	Ontario	100%		Yonge Adelaide Leasehold, Toronto
BPO Properties Bay Adelaide LP	Ontario	100%		Bay Adelaide Centre North above ground parcel, Toronto
BAC East Above Grade Sub LP	Ontario	100%		Bay Adelaide Centre East above ground parcel, Toronto
6440982 Canada Inc. BPO Properties CHS LP	Canada Alberta	100% 100%	}	Herald Site, Calgary
718357 Ontario Limited	Ontario	100%		Oak Ridges Farm, Co-tenancy, Richmond Hill lands (25%) and Seaton lands (23.75%)
Brookfield LePage Johnson Controls Facility Management Services LP	Ontario	40%		Facilities Management Services
Brookfield Residential Services Ltd.	Ontario	80%		Condominium Management Company
BOPA Trust	Australia	100%

Option to Purchase Interest in Australian Office Properties:

Macquarie Bank Building, Sydney

KPMG Tower, Sydney

American Express House, Sydney

World Square Retail, Sydney

ATO World Square, Sydney

King Street Wharf Retail, Sydney

NAB House, Sydney

IAG House, Sydney

Ernst & Young Centre, Sydney

Darling Park Complex, Sydney

Southern Cross East Tower, Melbourne

Southern Cross West Tower, Melbourne

Defence Plaza, Melbourne

Bourke Place, Melbourne

Bishop See South Tower, Perth

Brookfield Properties Management Pty Ltd.	Australia	70%		Property Management Company

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	58

APPENDIX B - Commercial Properties by Region

			Assets Under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
New York downtown
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	100	1,904	1,952	1,893	1,940
Retail		49.6	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	93.8	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
One New York Plaza(3)	1	75.5	2,556	31	2,587	—	2,587	84	2,182	2,182	2,182	2,182
	6	93.0	12,272	349	12,621	281	12,902	97	12,216	12,497	12,156	12,435
Boston
75 State Street	1	63.5	771	25	796	235	1,031	100	796	1,031	791	1,025
	1	63.5	771	25	796	235	1,031	100	796	1,031	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	97.0	238	—	238	203	441	100	238	441	237	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	91.3	307	19	326	—	326	100	326	326	324	324
650 Massachusetts	1	72.1	231	82	313	74	387	100	312	387	312	387
Three Bethesda Metro Center	1	91.0	348	20	368	—	368	100	368	368	368	368
1200K Street(3)	1	99.4	366	24	390	44	434	84	329	366	329	366
1250 Connecticut Avenue(3)	1	94.6	163	21	184	26	210	84	155	177	155	177
1400 K Street(3)	1	99.9	178	12	190	34	224	84	160	189	160	189
2000L Street(3)	1	95.8	308	75	383	—	383	84	323	323	323	323
2001 M Street(3)	1	99.6	190	39	229	35	264	84	192	223	192	223
2401 Pennsylvania Avenue(3)	1	86.4	58	19	77	16	93	84	65	78	65	78
Bethesda Crescent(3)	3	89.4	241	27	268	68	336	84	226	283	226	283
One Reston Crescent(3)	1	100.0	185	—	185	—	185	84	156	156	156	156
Silver Spring Metro Plaza(3)	3	83.5	640	47	687	84	771	84	579	650	579	650
Sunrise Tech Park(3)	4	92.8	316	—	316	—	316	84	266	266	266	266
Two Ballston Plaza(3)	1	77.6	204	19	223	—	223	84	188	188	188	188
1550 & 1560 Wilson Blvd(3)	2	94.8	248	35	283	76	359	84	238	302	238	302
Two Reston Crescent(3)	1	100.0	182	3	185	—	185	84	156	156	156	156
	29	92.9	5,675	482	6,157	1,028	7,185	84	5,242	6,045	5,237	6,037
los angeles
601 Figueroa(3)	1	78.6	1,037	2	1,039	123	1,162	84	876	979	876	979
Bank of America Plaza(3)	1	95.7	1,383	39	1,422	343	1,765	84	1,198	1,487	1,198	1,487
Ernst & Young Tower(3)	1	71.2	910	335	1,245	391	1,636	84	1,049	1,379	1,049	1,379
Landmark Square(3)	1	93.0	420	23	443	212	655	84	374	553	374	553
	4	83.8	3,750	399	4,149	1,069	5,218	84	3,497	4,398	3,497	4,398
Houston
1201 Louisiana Street	1	94.7	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	80.9	1,150	—	1,150	671	1,821	51	587	929	587	929
One Allen Center(3)	1	63.4	914	79	993	—	993	84	837	837	837	837
Two Allen Center(3)	1	95.6	987	9	996	—	996	84	839	839	839	839
Three Allen Center(3)	1	96.1	1,173	22	1,195	—	1,195	84	1,007	1,007	1,007	1,007
Continental Center 1(3)	1	93.7	1,048	50	1,098	411	1,509	84	926	1,272	926	1,272
Continental Center 2(3)	1	96.0	428	21	449	81	530	84	379	447	379	447
500 Jefferson Street(3)	1	97.3	351	39	390	44	434	84	329	366	329	366
	8	88.5	6,887	228	7,115	1,255	8,370	79	5,748	6,589	5,748	6,589
Denver
Republic Plaza	1	97.0	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
1801 California	1	100.0	1,314	—	1,314	—	1,314	51	670	670	670	670
	2	98.5	2,595	48	2,643	503	3,146	80	1,999	2,502	1,999	2,502
Minneapolis
33 South Sixth Street	2	94.4	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	93.4	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	94.0	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Total U.S. Properties	55	94.6	34,757	2,348	37,105	4,892	41,997	90	33,122	37,207	33,045	37,124
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Financial Properties L.P. of 0.6% U.S. Office Fund assets are presented net of minority interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents U.S. Office Fund asset

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	59

			Assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	97.7	1,297	42	1,339	—	1,339	100	1,339	1,339	1,111	1,111
Retail and Parking	1	95.8	—	52	52	690	742	70	36	519	30	430
22 Front Street	1	99.3	137	8	145	—	145	100	145	145	120	120
Exchange Tower	1	95.3	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	97.7	176	7	183	49	232	100	183	232	152	193
Hudson’s Bay Centre	1	99.8	537	209	746	186	932	100	745	931	619	773
Queen’s Quay Terminal	1	97.2	427	78	504	—	505	100	505	505	419	419
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	161	187
First Canadian Place(3)	1	90.7	2,378	232	2,610	170	2,780	25	653	695	548	584
Bay Adelaide West	1	91.3	1,155	37	1,192	382	1,574	100	1,192	1,574	989	1,306
151 Yonge Street(3)	1	64.7	289	11	300	72	372	25	75	93	63	78
2 Queen Street East(3)	1	97.0	448	16	464	81	545	25	116	136	97	114
	12	93.5	7,995	764	8,759	1,792	10,551	66	5,698	6,974	4,741	5,802
calgary
Bankers Hall	3	99.6	1,944	224	2,168	409	2,577	50	1,084	1,289	911	1,082
Bankers Court	1	99.2	256	7	263	62	325	50	132	163	110	137
Suncor Energy Centre	2	98.6	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	620	706
Altius Centre(3)	1	95.4	303	3	306	72	378	25	77	95	77	95
	9	99.2	5,641	303	5,944	969	6,913	49	2,897	3,364	2,445	2,840
ottawa
Place de Ville I(3)	2	100.0	571	12	583	502	1,085	25	146	271	122	228
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	128	219
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	138	162	116	136
	6	99.7	1,710	37	1,747	1,030	2,777	25	436	694	366	583
VANCOUVER
Royal Centre	1	96.5	494	95	589	264	853	100	589	853	489	708
	1	96.5	494	95	589	264	853	100	589	853	489	708
OTHER
Other(3)	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Total Canadian Properties	29	96.3	15,910	1,202	17,112	4,055	21,167	56	9,693	11,958	8,114	10,006
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including BOX of 16.7%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Canadian Office Fund asset

			assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	329	26	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	295	4	299	15	314	50	150	158	150	158
American Express House(3)	1	100.0	156	5	161	10	171	100	161	171	119	126
World Square Retail	2	95.7	1	176	177	76	253	50	89	127	89	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	125	140	125	140
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.3	1,028	273	1,301	167	1,468	71	941	1,049	899	1,004
melbourne
Southern Cross East Tower(3)	1	100.0	839	19	858	133	991	100	858	991	802	926
Southern Cross West Tower(3)	1	99.7	496	14	510	—	510	100	510	510	443	443
Defence Plaza(3)	1	100.0	202	3	205	9	214	100	205	214	152	158
	3	99.9	1,537	36	1,573	142	1,715	100	1,573	1,715	1,397	1,527
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
BankWest Tower(3)	1	92.1	419	1	420	17	437	50	210	219	155	161
	2	94.6	611	1	612	31	643	50	306	322	251	264
Total Australian Properties	12	98.8	3,176	310	3,486	340	3,826	81	2,820	3,086	2,547	2,795
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Prime Property Fund of 26.2%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Brookfield Prime Property Fund asset

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	60

			assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Jointly Controlled interests
245 Park Avenue (NY)	1	95.9	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street (NY)	1	80.2	1,684	108	1,792	—	1,792	75	1,344	1,344	1,336	1,336
The Grace Building (NY) (3)	1	96.2	1,537	20	1,557	—	1,557	42	656	656	656	656
Victor Building (Washington, D.C.) (3)	1	92.0	302	45	347	—	347	42	146	146	146	146
Marina Towers (Los Angeles) (3)	2	89.2	356	25	381	87	468	42	161	197	161	197
KBR Tower (Houston)(3)	1	99.8	985	63	1,048	254	1,302	42	442	549	442	549
NAB House (Sydney)(5)	1	97.1	424	6	430	31	461	25	108	116	108	116
IAG House (Sydney)(5)	1	100.0	382	35	417	11	428	50	209	215	209	215
E&Y Complex (Sydney)(4)	1	92.8	731	1	732	56	788	50	366	394	270	291
Darling Park Complex (Sydney)(5)	3	98.5	1,098	107	1,205	94	1,299	30	361	389	361	389
Bourke Place Trust (Melbourne)(5)	1	95.0	670	34	704	109	813	43	303	350	303	350
total	14	93.5	9,888	512	10,400	642	11,042	47	5,007	5,269	4,898	5,151

total PROPERTIES	110	93.2	63,731	4,372	68,103	9,929	78,032	74	50,642	57,518	48,604	55,076
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 16.7%, Brookfield Prime Property Fund of 26.2%, where applicable
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents U.S. Office Fund Asset
(4)	Represents Brookfield Prime Property Fund asset

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	61

APPENDIX C - Summary of Terms and Conditions of Authorized Securities

Class A Preference Shares

Provisions of Class A Preference Shares

Issuance in Series

The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.

Dividends

The holders of Class A preference shares are entitled to receive, as and when declared by the directors of BPO, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of BPO, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.

Redemption

The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11111 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Repurchase

The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$1.11111 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$1.11111 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of BPO.

Voting

The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

Specific Provisions of Class A Preference Shares, Series A

Dividends

The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid thereon.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	62

Specific Provisions of Class A Preference Shares, Series B

Dividends

The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid thereon.

Class AA Preference Shares

Provisions of Class AA Preference Shares

Issuance in Series

The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of BPO will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.

Priority

The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of BPO or any other distribution of the assets of BPO among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.

Redemption

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, BPO may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Repurchase

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, BPO may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of BPO.

Dividends

The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of BPO, fixed cumulative preferential cash dividends.

Voting

Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of BPO, unless and until BPO from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of BPO and are entitled to one vote for every Class AA preference share held.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	63

Specific Provisions of the Class AA Preference Shares, Series E

Dividends

Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of BPO, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of BPO.

Redemption

The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by BPO not less than 30 days and not more than 60 days before the date specified for redemption.

Purchase for Cancellation

The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or in the event of any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of BPO distributed to the holders of any other shares of BPO ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of BPO.

Voting

Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of BPO.

Class AAA Preference Shares

Provisions of Class AAA Preference Shares

Issuance in Series

The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.

Priority

The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of BPO. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	64

Voting

Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BPO. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval

The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.

Specific Provisions of Class AAA Preference Shares, Series E

The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by BPO as debt, in accordance with Canadian GAAP.

Dividends

The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of BPO, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.

Redemption

Subject to the terms of any shares of BPO ranking prior to the Class AAA, Series E Shares, BPO may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Retraction

Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to BPO at least 10 days prior to the date specified for retraction.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of BPO.

Amendment

The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	65

Specific Provisions of the Class AAA Preference Shares, Series F

Dividends

The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

Conversion at the Option of BPO

The Class AAA, Series F Shares are not convertible at the option of BPO prior to September 30, 2009. On and after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the current market price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	66

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares are entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares are not entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series F Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series F Shares:

a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series F Shares;

b)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series F Shares;

c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

e)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.

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Specific Provisions of the Class AAA Preference Shares, Series G

Dividends

The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

Conversion at the Option of BPO

The Class AAA, Series G Shares are not convertible at the option of BPO prior to June 30, 2011. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

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Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series G Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.

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Voting

The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.

Specific Provisions of the Class AAA Preference Shares, Series H

Dividends

The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

Conversion at the Option of BPO

The Class AAA, Series H Shares are not convertible at the option of BPO prior to December 31, 2011. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof BPO will make cash payments.

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Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series H Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

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Amendment

The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.

Specific Provisions of the Class AAA Preference Shares, Series J

Dividends

The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

Conversion at the Option of BPO

The Class AAA, Series J Shares are not convertible at the option of BPO prior to June 30, 2010. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof BPO will make cash payments.

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Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series J Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series J Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares,

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unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.

Specific Provisions of the Class AAA Preference Shares, Series K

Dividends

The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

Conversion at the Option of BPO

The Class AAA, Series K Shares are not convertible at the option of BPO prior to December 31, 2012. On or after this date, BPO may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ‘‘Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof BPO will make cash payments.

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Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series K Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series K Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

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(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Series K Preference Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series L

Dividends

The holders of the Class AAA Preference Shares, Series L (the “Class AAA, Series L Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.6875 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series L Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series L Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series L Shares, by the payment of an amount in cash for each such share so redeemed of C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series L Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series L Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series L Share into Class AAA Preference Shares, Series M on the basis of one (1) Class AAA Preference Share, Series M for each Class AAA, Series L Share, on not less than 30 days written notice.

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Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series L Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series L Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series L Shares. The holders of the Class AAA, Series L Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series L Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series L Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series L Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series L Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series L Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series L Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series L Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series L Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series L Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series L Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series L Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series L Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series L Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series L Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series L Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series L Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series L Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series L Preference Share held.

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Specific Provisions of the Class AAA Preference Shares, Series M

Dividends

The holders of the Class AAA Preference Shares, Series M (the “Class AAA, Series M Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 4.17% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series M Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series M Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series M Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on September 30, 2019 and on September 30 every 5 years thereafter or (ii) C$25.50 on any date after September 30, 2014, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series M Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series M Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series M Share into Class AAA Preference Shares, Series L on the basis of one (1) Class AAA Preference Share, Series L for each Class AAA, Series M Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series M Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series M Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series M Shares. The holders of the Class AAA, Series M Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series M Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series M Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series M Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series M Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series M Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series M Shares;

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(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series M Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series M Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series M Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series M Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series M Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series M Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series M Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series M Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series M Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series M Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series M Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series M Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series N

Dividends

The holders of the Class AAA Preference Shares, Series N (the “Class AAA, Series N Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.5375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series N Shares are not redeemable prior to June 30, 2016. On June 30, 2016 and on June 30 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series N Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series N Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series N Shares, on and after June 30, 2016 and on June 30 every five years thereafter, the holders of each Class AAA, Series N Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series N Share into Class AAA Preference Shares, Series O on the basis of one (1) Class AAA Preference Share, Series O for each Class AAA, Series N Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series N Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

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Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series N Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series N Shares. The holders of the Class AAA, Series N Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series N Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series N Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series N Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series N Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series N Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series N Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series N Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series N Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series N Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series N Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series N Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series N Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series N Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series N Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series N Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series N Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series N Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series N Preference Share held.

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Specific Provisions of the Class AAA Preference Shares, Series O

Dividends

The holders of the Class AAA Preference Shares, Series O (the “Class AAA, Series O Shares) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.07% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series O Shares are not redeemable prior to June 30, 2016. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series O Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series O Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on June 30, 2016 and on June 30 every five years thereafter or (ii) C$25.50 on any date after June 30, 2016, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series O Shares, on and after June 30, 2016 and every five years thereafter, the holders of each Class AAA, Series O Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series O Share into Class AAA Preference Shares, Series N on the basis of one (1) Class AAA Preference Share, Series N for each Class AAA, Series O Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series O Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series O Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series O Shares. The holders of the Class AAA, Series O Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series O Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series O Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series O Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series O Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series O Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series O Shares;

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(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series O Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series O Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series O Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series O Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series O Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series O Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series O Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series O Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series O Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series O Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series O Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series O Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series P

Dividends

The holders of the Class AAA Preference Shares, Series P (the “Class AAA, Series P Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.2875 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series P Shares are not redeemable prior to March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series P Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series P – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series P Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series P Shares, on and after March 31, 2017 and on March 31 every five years thereafter, the holders of each Class AAA, Series P Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series P Share into Class AAA Preference Shares, Series Q on the basis of one (1) Class AAA Preference Share, Series Q for each Class AAA, Series P Share, on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

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Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series P – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series P Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series P Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series P Shares. The holders of the Class AAA, Series P Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series P Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series P Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series P Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series P Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series P Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series P Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series P Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series P Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series P Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series P Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series P Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series P Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series P Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series P Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series P Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series P Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series P Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series P Preference Share held.

Brookfield | Brookfield Office Properties | 2012 Annual Information Form	83

Specific Provisions of the Class AAA Preference Shares, Series Q

Dividends

The holders of the Class AAA Preference Shares, Series Q (the “Class AAA, Series Q Shares) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.0% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series Q Shares are not redeemable prior to March 31, 2017. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series Q Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series Q – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series Q Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on March 31, 2022 and on March 31 every five years thereafter or (ii) C$25.50 on any date after March 31, 2017, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series Q Shares, on and after March 31, 2017 and on March 31 every five years thereafter, the holders of each Class AAA, Series Q Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series Q Share into Class AAA Preference Shares, Series P on the basis of one (1) Class AAA Preference Share, Series P for each Class AAA, Series Q Share, on not less than 30 days’ written notice and not more than 60 days prior to conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series Q – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series Q Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series Q Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series Q Shares. The holders of the Class AAA, Series Q Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series Q Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series Q Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series Q Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series Q Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series Q Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series Q Shares;

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(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series Q Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series Q Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series Q Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series Q Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series Q Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series Q Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series Q Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series Q Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series Q Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series Q Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series Q Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series Q Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series R

Dividends

The holders of the Class AAA Preference Shares, Series R (the “Class AAA, Series R Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.275 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series R Shares are not redeemable prior to September 30, 2016. On September 30, 2016 and on September 30 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series R Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series R – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series R Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series R Shares, on and after September 30, 2016 and on September 30 every five years thereafter, the holders of each Class AAA, Series R Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series R Share into Class AAA Preference Shares, Series S on the basis of one (1) Class AAA Preference Share, Series S for each Class AAA, Series R Share, on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

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Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series R – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series R Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series R Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series R Shares. The holders of the Class AAA, Series R Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series R Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series R Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series R Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series R Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series R Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series R Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series R Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series R Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series R Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series R Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series R Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series R Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series R Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series R Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series R Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series R Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series R Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series R Preference Share held.

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Specific Provisions of the Class AAA Preference Shares, Series S

Dividends

The holders of the Class AAA Preference Shares, Series S (the “Class AAA, Series S Shares) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.48% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series S Shares are not redeemable prior to September 30, 2016. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series S Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series S – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series S Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on September 30, 2021 and on September 30 every five years thereafter or (ii) C$25.50 on any date after September 30, 2016, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series S Shares, on and after September 30, 2021 and on September 30 every five years thereafter, the holders of each Class AAA, Series S Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series S Share into Class AAA Preference Shares, Series R on the basis of one (1) Class AAA Preference Share, Series R for each Class AAA, Series S Share, on not less than 30 days’ written notice and not more than 60 days prior to conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series S – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series S Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series S Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series S Shares. The holders of the Class AAA, Series S Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series S Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series S Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series S Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series S Shares;

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(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series S Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series S Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series S Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series S Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series S Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series S Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series S Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series S Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series S Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series S Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series S Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series S Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series S Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series S Preference Share held.

Common Shares

Provisions of Common Shares

Dividends

The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of BPO.

Voting

The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of BPO.

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APPENDIX D - Audit Committee Charter

A committee of the board of directors of Brookfield Office Properties Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chairperson

Following each annual meeting of shareholders, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on three or more other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the Chairperson of the Committee. If the Chairperson is absent from a meeting, the Members shall select a Chairperson from those in attendance to act as Chairperson of the meeting.

Responsibilities

The Committee shall:

a)	be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

b)	require the auditor to report directly to the Committee;

c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

d)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

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h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

i)	review and evaluate the lead partner of the auditor;

j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Corporation;

•	all alternative treatments of financial information within international financial reporting standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934.

l)	pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

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m)	resolve any disagreements between management and the auditor regarding financial reporting;

n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operations;

•	reconciliations of the annual or interim financial statements; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

s)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

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t)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

v)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

x)	review and approve periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

y)	review periodically, the status of taxation matters of the Corporation;

z)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

aa)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

bb)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls, while the independent auditor will assist the Committee and the Board in fulfilling their responsibilities for their review of the financial statements and internal controls and will be responsible for its independent audit of the financial statements. The Committee expects the auditors to call to their attention any accounting, auditing, internal accounting control, regulatory or other related matters that they believe warrant consideration or action. The Committee recognizes that the financial management and the internal and independent audit teams have more knowledge and information about the Corporation than do Committee members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

Reporting

The Committee will regularly report to the Board on:

•	the auditor’s independence;

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•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

Access To Outside Advisors And Senior Management

The Committee may retain any outside advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

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The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last three years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn. $75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

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e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Corporation in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the director's home.

Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

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c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

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